Manulife Financial Corporation

First Quarter Report

Three months ended March 31, 2017

Manulife | John Hancock

Manulife reports 1Q17 net income of $1,350 million and core earnings of $1,101 million, and $1 trillion in assets under management and administration
TORONTO – Manulife Financial Corporation ("MFC") today announced net income attributed to shareholders of $1,350 million for the first quarter of 2017 ("1Q17"), fully diluted earnings per common share of $0.66 and return on common shareholders' equity ("ROE") of 13.7%, compared with $1,045 million, $0.51, and 10.8%, respectively, for the first quarter of 2016 ("1Q16"). The increase in net income attributed to shareholders reflects growth in core earnings and a return to positive investment-related experience, partially offset by lower gains related to the direct impact of markets. For 1Q17, MFC generated core earnings of $1,101 million, diluted core earnings per common share of $0.53 and core return on common shareholders' equity ("Core ROE") of 11.1%, compared with $905 million, $0.44, and 9.3%, respectively, for 1Q16.
Donald Guloien, President and Chief Executive Officer, stated, "This was a solid quarter for Manulife, with core earnings of $1.1 billion and net income of $1.35 billion. We were pleased with how our operations around the world performed; and our key growth drivers, Asia and wealth and asset management, once again delivered excellent results."
"Our global Assets Under Management and Administration achieved an important milestone, exceeding $1 trillion for the first time in Company history," added Mr. Guloien.
Steve Roder, Chief Financial Officer, said, "In Asia, we achieved a 31% increase in annualized premium equivalent sales compared with 1Q16, with strong double-digit growth in most territories and importantly, a 53% increase in new business value, which speaks to the quality of sales we generated."
"This quarter we continued to execute on our strategy to diversify our funding sources and expand our investor base with the successful completion of a 15-year US$750 million callable subordinated note offering in the United States. This offering contributed to our leverage ratio ending the quarter at 30.1%, as we opportunistically pre-financed the recently announced and potential future redemptions," added Mr. Roder.

Manulife Financial Corporation - First Quarter 2017

HOW OUR COMPANY PERFORMED
Profitability
Reported net income attributed to shareholders of $1,350 million in 1Q17, up $305 million compared with 1Q16
The increase in net income attributed to shareholders reflects growth in core earnings and a return to positive investment-related experience, partially offset by lower gains related to the direct impact of markets. Each of these items is described below.
Generated core earnings of $1,101 million in 1Q17, an increase of $196 million or 22% compared with 1Q16
The increase in core earnings was driven by strong new business and in-force growth in Asia, growth in our wealth and asset management businesses, the reduction of equity hedging costs, and core investment gains of $46 million (compared with nil in 1Q16), partially offset by a $32 million unfavourable currency impact from the strengthening of the Canadian dollar compared with the U.S. dollar. We reported an $11 million improvement in policyholder experience which included a significant improvement in U.S. Insurance policyholder experience that was mostly offset by higher long-term disability claims in Canadian Group Benefits. Core earnings in 1Q17 included net policyholder experience charges of $25 million post-tax ($28 million pre-tax) compared with charges of $36 million post-tax ($68 million pre-tax) in 1Q16.
Generated ROE and core ROE of 13.7% and 11.1%, respectively, in 1Q17 compared with 10.8% and 9.3%, respectively, in 1Q16
The improvements in ROE and core ROE are a consequence of growth in net income attributed to shareholders and core earnings, respectively.
Generated investment-related experience gains of $46 million in 1Q17 compared with charges of $340 million in 1Q16
The $46 million gain reported in 1Q17 reflected approximately $200 million related to the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and favourable credit experience, partially offset by approximately $150 million related to lower than expected returns (including fair value changes) on alternative long-duration assets. In 1Q16, net investment-related experience charges of $340 million primarily related to lower than expected returns on alternative long-duration assets. In accordance with our definition of core earnings, we included $46 million of investment-related experience gains in core earnings in 1Q17 and nil in 1Q16. (See "Performance and Non-GAAP Measures" in our First Quarter 2017 Report to Shareholders)
Reported gains related to the direct impact of markets of $267 million in 1Q17 compared with $474 million in 1Q16
The 1Q17 gains were largely due to favourable equity markets, as well as gains from our variable annuity hedging program related to active managers outperforming benchmarks. We also experienced modest gains related to the direct impact of interest rates on the valuation of our policy liabilities due to a flattening yield curve and, in Japan, narrowing swap spreads. This was partially offset by losses from widening swap spreads in North America. During the quarter, we replaced a portion of our interest rate swap portfolio with bond futures to reduce our U.S. swap spread exposure, and in addition repositioned a portion of our hedge portfolio in order to reduce the impact of non-parallel yield curve movements. The 1Q16 gains were primarily driven by interest rate movements and realized gains on the sale of available-for-sale bonds.
Growth
Generated net flows of $4.3 billion in our wealth and asset management ("WAM") businesses in 1Q17 compared with $1.7 billion in 1Q161
1Q17 marked the 29th consecutive quarter of positive net flows in our WAM businesses. Positive net flows were generated across all three operating divisions and in each of our global segments: pensions, mutual funds and institutional advisory. Our U.S. mutual funds and pensions businesses returned to positive net flows following recent negative net flows. Asia pensions continued to deliver solid net flows following the launch of the Standard Chartered partnership last November in Hong Kong, where we became the number one Mandatory Provident Fund ("MPF") scheme sponsor in the market, in terms of both assets under management and net new cash flows2. Overall, the more favourable WAM net flows in 1Q17 compared with 1Q16 primarily reflect the improvement in U.S. pensions flows, the timing of large institutional advisory mandates, and strong mutual fund sales in mainland China.

[1]	Commencing in 1Q17, Manulife Asset Management's Institutional Advisory net flows and gross flows are reported by the division corresponding to their geographic source.
[2]	The Gadbury Group MPF Market Shares Report as of December 2016.

Manulife Financial Corporation - First Quarter 2017

Generated gross flows of $33.0 billion in our wealth and asset management businesses in 1Q17, an increase of 21% compared with 1Q161
Double-digit growth in gross flows was reported in all divisions. In Asia, gross flows increased 43% from 1Q16 driven by record pension flows in Hong Kong, in part due to the Standard Chartered distribution partnership, strong mutual fund sales in Japan, and continued strong money market flows and new fund launches in mainland China. In Canada, gross flows increased 29% from 1Q16, driven by large institutional advisory sales and the continued strong performance of our mutual fund line-up combined with successful sales campaigns. In the U.S., record gross flows increased 13% from 1Q16 due to strong intermediary sales and higher model allocations in our mutual fund business, coupled with strong new plan sales in the small- and mid-case pension markets.

Achieved insurance sales of $1.3 billion in 1Q17, an increase of 39% compared with 1Q16
The increase in insurance sales was driven by Asia and a large-case group benefits sale in Canada. In Asia, insurance sales increased 38% from 1Q16 to record levels, driven by strong double-digit growth in most markets, including a more than doubling of sales in mainland China and strong growth in Japan. In Canada, insurance sales nearly doubled from 1Q16 due to the large-case sale noted above. In the U.S., life insurance sales increased 8% from 1Q16 due to expanded distribution reach and the rising popularity of the Vitality feature.
Reported Other Wealth sales of $2.1 billion in 1Q17, a decrease of 11% compared with 1Q16
In 1Q17, Other Wealth sales in Asia decreased 13% from 1Q16, primarily due to a decline in business from bank channels in Japan following particularly strong sales in 1Q16 from successful new product launches. In Canada, sales declined 8% from 1Q16 due to product actions to de-emphasize our higher risk segregated fund products.

Generated New Business Value ("NBV") of $394 million in 1Q17, up 42% compared with 1Q16
The increase in NBV was driven by strong growth in Asia, where NBV increased 53% from 1Q16 to $326 million, reflecting strong annualized premium equivalent ("APE") sales, an improvement in product mix and scale benefits.
Reported core EBITDA2 from our wealth and asset management businesses of $335 million in 1Q17, an increase of 20% compared with 1Q16
The increase in core EBITDA primarily relates to higher fee income on higher average asset levels due to market performance and positive net flows.

Achieved total assets under management and administration ("AUMA") of $1 trillion as at March 31, 2017, an increase of 9% compared with March 31, 2016
The primary driver of the increase in total AUMA was a 14% increase in wealth and asset management AUMA from March 31, 2016, to $565 billion as at March 31, 2017. All divisions contributed double-digit growth in WAM AUMA.
Reported embedded value ("EV") of $46.5 billion as at December 31, 2016, down $1.3 billion from the prior year
Contributions from in-force and new business increased EV by $2.9 billion or 6% from December 31, 2015. This increase was more than offset by the impact of currency movements, the payment of shareholder dividends and, the value of goodwill and intangibles related to 2016 acquisitions and distribution agreements, which are excluded from the definition of EV. The 2016 Embedded Value Report and a presentation providing further details on our NBV and EV are available on our website at http://www.manulife.com.
Financial Strength
Reported a strong MCCSR ratio of 233% for MLI as at March 31, 2017 compared with 230% as at December 31, 2016
The 3 percentage point increase from 230% as at December 31, 2016 was primarily due to a capital issuance as noted below and growth in retained earnings, partially offset by growth in capital requirements.
Reported a financial leverage ratio for MFC of 30.1% at March 31, 2017 compared with 29.5% as at December 31, 2016
Our financial leverage increased from the prior quarter reflecting the issuance of US$750 million in callable subordinated notes to opportunistically pre-finance the recently announced and potential future redemptions, partially offset by higher retained earnings.

[1]	Commencing in 1Q17, Manulife Asset Management's Institutional Advisory net flows and gross flows are reported by the division corresponding to their geographic source.
[2]	Core earnings before interest, taxes, depreciation and amortization.

Manulife Financial Corporation - First Quarter 2017

HOW OUR BUSINESSES PERFORMED
We evaluate our divisional operating performance based on core earnings. The table below reconciles core earnings to net income attributed to shareholders.
($ millions)	1Q17	4Q16	1Q16
Core earnings
Asia Division	$408	$388	$371
Canadian Division	319	359	338
U.S. Division	515	471	389
Corporate and Other Excluding expected cost of macro hedges and core investment gains	(166)	(75)	(107)
Expected cost of macro hedges	(21)	(36)	(86)
Core investment gains	46	180	-
Core earnings	1,101	1,287	905
Investment-related experience outside of core earnings	-	-	(340)
Core earnings and investment-related experience outside of core earnings	1,101	1,287	565
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	267	(1,202)	474
Changes in actuarial methods and assumptions	-	(10)	12
Integration and acquisition costs	(18)	(25)	(14)
Tax and other items	-	13	8
Net income attributed to shareholders	$1,350	$63	$1,045
Asia Division
Business highlights
In 1Q17, Asia Division delivered a 31% increase in APE sales and a 53% increase in NBV compared with 1Q16. These increases were driven by strong growth across all our major markets and core distribution channels. We also achieved double-digit growth in gross flows and strong net flows in our wealth and asset management businesses. We enhanced our ManulifeMOVE wellness program with the addition of Apple Watch for customers in Hong Kong. In mainland China, we received the first Investment Company Wholly Foreign-Owned Enterprise license.
Earnings
Expressed in U.S. dollars, the reporting currency of the division, 1Q17 net income attributed to shareholders was US$443 million compared with US$88 million in 1Q16, core earnings was US$308 million in 1Q17 compared with US$270 million in 1Q16 and items excluded from core earnings amounted to a net gain of US$135 million in 1Q17 compared with a net charge of US$182 million in 1Q16.
Core earnings in 1Q17 increased 17% compared with 1Q16 after adjusting for costs arising from the expansion of our dynamic hedging program (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment) and the impact of changes in foreign currency rates. The growth in core earnings was driven by strong double-digit growth in new business volumes, continued growth of in-force business, and a more favourable product mix partially offset by the non-recurrence of gains of US$16 million related to two separate reinsurance treaties in 1Q16.
Sales, Gross Flows and New Business Value (comparisons with 1Q16 and percentage change calculated on a constant currency basis)
Annualized premium equivalent sales in 1Q17 were US$771 million, 31% higher than 1Q16. We achieved double-digit growth in most territories and record APE sales in Japan and Asia Other. Contributing to this increase were insurance sales of US$632 million and other wealth APE sales of US$139 million, up 38% and 6%, respectively, from 1Q16.
•
Japan APE sales in 1Q17 were US$332 million, a 24% increase reflecting the execution of our product and distribution strategies in our agency and independent broker channels, partially offset by a decline in business from bank channels following particularly strong performance in 1Q16 due to new product launches.

•	Hong Kong APE sales in 1Q17 were US$135 million, a 24% increase, driven by a new product launch and the addition of new features, such as ManulifeMOVE with Apple Watch noted above.
•
Asia Other (excludes Japan and Hong Kong) APE sales in 1Q17 were US$304 million, an increase of 43% from 1Q16. Most countries reported double-digit growth in APE sales and notably mainland China APE sales more than doubled 1Q16.

Manulife Financial Corporation - First Quarter 2017

Wealth and Asset Management gross flows of US$4.2 billion in 1Q17 were US$1.2 billion or 43% higher than 1Q16. We reported positive net flows of US$785 million in 1Q17 compared with negative net flows of US$79 million in 1Q16. The 1Q17 net flows were driven by strong gross flows in our pension and mutual funds businesses partly offset by higher redemptions of money market funds in mainland China.
•	Japan WAM gross flows in 1Q17 of US$0.2 billion exceeded 1Q16, driven by strong mutual fund sales as a result of the launch of new funds and an improvement in market sentiment.
•
Hong Kong WAM gross flows in 1Q17 of US$0.8 billion increased 38%, reflecting a combination of continued robust organic growth in agency and bank channels, and the impact of our partnership with Standard Chartered Bank.

•	Asia Other (excludes Japan and Hong Kong) WAM gross flows of US$2.7 billion increased 89%, reflecting strong mutual fund sales in mainland China, notably driven by money market flows.
•	Institutional advisory gross flows in 1Q17 of US$0.5 billion decreased 46% due to particularly strong institutional inflows in 1Q16.
•
AUM for our WAM businesses at March 31, 2017 were US$47.7 billion, an increase of 29% compared with March 31, 2016, driven by positive customer net flows over the past year, favourable investment returns and the addition of assets from the acquisition of Standard Chartered's Mandatory Provident Fund and Occupational Retirement Schemes Ordinance businesses in Hong Kong.

New Business Value
New business value in 1Q17 was US$246 million, a 53% increase compared with 1Q16 reflecting strong APE sales, an improvement in product mix and scale benefits, all of which translated to a 5.9 percentage point improvement in NBV margin to 34.7%.
•	Japan NBV in 1Q17 of US$107 million increased 51% as a result of higher sales, scale benefits and a favourable product mix shift.
•	Hong Kong NBV in 1Q17 of US$70 million increased 44% from robust sales growth and scale benefits.
•
Asia Other NBV of US$69 million increased 68% as a result of continued growth in sales, scale benefits and product actions. The growth was most notable in mainland China, the Philippines, Singapore and Vietnam.

Canadian Division
Business highlights
In 1Q17, Canadian Division delivered solid gross and net flows in our wealth and asset management businesses driven by large institutional advisory sales and the strong performance of our mutual fund line-up combined with successful sales campaigns. We reported higher overall insurance sales as a result of a large-case sale in our group benefits business. From an earnings perspective, we experienced higher claims incidence rates in our group benefits long-term disability business that negatively impacted earnings. We continued to execute our digital strategy by launching an online tool for submitting life insurance applications, and by enabling bank deposits to be made through mobile devices.
Earnings
In 1Q17, net income attributed to shareholders was $188 million compared with $600 million in 1Q16, core earnings was $319 million in 1Q17 compared with $338 million in 1Q16 and items excluded from core earnings amounted to a net charge of $131 million in 1Q17 compared with a net gain of $262 million in 1Q16.
Core earnings in 1Q17 decreased $19 million or 6% compared with 1Q16, reflecting unfavourable policyholder experience, primarily related to the higher claims incidence rates in our group benefits long-term disability business, partially offset by higher fee income on wealth and asset management businesses from higher asset levels.
Sales
Insurance sales were $299 million in 1Q17, 93% higher than 1Q16 levels, due to a large-case sale in our group benefits business and higher permanent life sales.
•
Retail insurance sales in 1Q17 of $59 million increased 44% compared with 1Q16, driven by elevated sales of permanent life insurance made in advance of the January 1, 2017 tax-exempt changes. For this reason we do not expect sales to continue at this level.

•	Institutional Markets sales in 1Q17 of $240 million increased 111% compared with 1Q16 reflecting a large-case group benefits sale in 1Q17.

Manulife Financial Corporation - First Quarter 2017

Wealth and asset management gross flows in 1Q17 were $6.6 billion, an increase of $1.5 billion or 29%, compared with 1Q16 reflecting higher gross flows across all businesses, driven by large institutional advisory sales and strong growth in the mutual fund business. We reported net flows in 1Q17 of $1.0 billion, up from $0.9 billion in 1Q16 due to increased gross flows partially offset by increased mutual fund redemptions and the termination of a large Group Retirement Solutions ("GRS") plan.
•
Mutual fund gross flows of $2.8 billion in 1Q17 increased $0.4 billion or 19% compared with 1Q16, driven by successful sales campaigns and strong performance of our top-selling funds. As at March 31, 2017, mutual fund AUM surpassed $50 billion, reaching record levels for this business.

•	GRS gross flows of $2.0 billion in 1Q17 increased 9% compared with 1Q16, due to higher sales in the large-case segment.
•	Institutional advisory gross flows of $1.8 billion increased 97% compared with 1Q16 due to the funding of large mandates this quarter.
•
AUM for our WAM businesses as at March 31, 2017 were $143 billion, an increase of 15% compared with March 31, 2016, driven by favourable investment returns and positive net flows in our mutual fund and institutional advisory businesses over the past year.

Other Wealth sales were $864 million in 1Q17, a decrease of 8% compared with 1Q16, driven by changes in our fixed products and actions to de-emphasize our higher risk segregated fund products1.
•	Segregated fund product sales in 1Q17 were $719 million, a decrease of 4% compared with 1Q16.
•	Fixed product sales in 1Q17 were $145 million, a decrease of 25% compared with 1Q16.
Manulife Bank net lending assets were $19.6 billion as at March 31, 2017, up $145 million or 1% from March 31, 2016 as growth continues to be challenged by competitive pressures in the residential mortgage market.
U.S. Division
Business highlights

In 1Q17, the U.S. Division delivered record wealth and asset management gross flows for the division, representing a 13% increase over 1Q16, which coupled with lower pension redemptions, contributed to net inflows in all of our U.S. wealth and asset management businesses. We achieved a divisional record of US$268 billion in AUMA in our WAM businesses as at March 31, 2017. We also delivered increased life insurance sales driven by expanded distribution reach and the growing popularity of the Vitality feature. During the quarter, we completed the orderly wind-down of retail individual long-term care sales and we launched a Market Intelligence advisor iPad app for mutual funds with interactive charts and intra-quarter updates of content.

Earnings
Expressed in U.S. dollars, the functional currency of the division, 1Q17 net income attributed to shareholders was US$580 million compared with US$176 million in 1Q16, core earnings was US$389 million in 1Q17 compared with US$283 million in 1Q16, and items excluded from core earnings were a net gain of US$191 million in 1Q17 compared with a net charge of US$107 million in 1Q16.
The US$106 million increase in core earnings was primarily driven by long-term care and annuity policyholder experience gains in 1Q17 compared with life and long-term care policyholder experience losses in 1Q16, higher fee income from higher average assets in our WAM businesses, and lower amortization of deferred acquisition costs on in-force variable annuity business. A portion of the improvement in policyholder experience was due to changes to long-term care claim assumptions made in the second half of 2016.
Sales
Wealth and asset management gross flows in 1Q17 were a record US$15.8 billion, an increase of US$1.9 billion or 13% compared with 1Q16, driven by strong mutual fund sales including higher model allocations from our intermediaries, coupled with strong new plan sales in the small- and mid-case pension markets. Net flows were US$1.7 billion for the quarter, compared with net flows of US$0.7 billion in 1Q16 driven by items listed in gross flows above and improved redemptions in the pension business.
•
John Hancock ("JH") Investments 1Q17 gross flows of US$8.0 billion increased 13% compared with 1Q16. The increase was driven by strong intermediary sales and higher model allocations, complemented by improved market sentiment. Net flows were US$527 million compared with net flows of US$409 million in 1Q16 reflecting positive gross flows momentum. Assets under management increased 10% from March 31, 2016 to a record US$91.9 billion as at March 31, 2017.

1 Segregated fund products include guarantees. These products are also referred to as variable annuities

Manulife Financial Corporation - First Quarter 2017

•
JH Retirement Plan Services 1Q17 gross flows of US$6.6 billion increased 17% compared with 1Q16. The increase was driven by strong sales coupled with consistent ongoing contributions from both the small- and mid-case pension markets. Net flows were positive US$525 million compared with negative US$388 million in 1Q16, which in 1Q16 were driven by a large termination associated with the acquired mid-market business.

•	Institutional advisory 1Q17 gross flows of US$1.2 billion were consistent with the prior year. Net flows of US$613 million in 1Q17 were 5% lower than in 1Q16 due to modest variability in redemptions.
•
AUMA for our WAM businesses as at March 31, 2017 were a record US$268 billion, an increase of 10% compared with March 31, 2016, driven by favourable investment returns and positive net flows over the past year.

JH Life sales in 1Q17 of US$113 million represented an increase of 8% compared with 1Q16, driven by strong growth in international, term and protection universal life sales. International sales exceeded the prior year by 31% with continued strength in the high net-worth market. Term sales exceeded 1Q16 by 74% with momentum driven by an expanded distribution reach and the growing popularity of the Vitality feature.
Corporate and Other
Earnings
Corporate and Other reported a net loss attributed to shareholders of $193 million in 1Q17 compared with net income attributed to shareholders of $83 million in 1Q16. The net loss attributed to shareholders is comprised of core loss and items excluded from core loss. The core loss of $141 million in 1Q17 compared with a core loss of $193 million in 1Q16 and the items excluded from core loss amounted to net charges of $52 million compared with gains of $276 million in 1Q16.
The $52 million decrease in core loss was largely due to $46 million of core investment gains in 1Q17 compared with nil in 1Q16. In addition, we reported lower expected macro hedging costs partially offset by higher interest expense due to debt issuances over the year and higher interest allocated on divisional capital.

Manulife Financial Corporation - First Quarter 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS
This Management's Discussion and Analysis ("MD&A") is current as of May 3, 2017, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2017 and the MD&A and audited Consolidated Financial Statements contained in our 2016 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see "Risk Factors" in our 2016 Annual Information Form, "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the MD&A in our 2016 Annual Report, and the "Risk Management" note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms "Company", "Manulife", "we" and "our" mean Manulife Financial Corporation ("MFC") and its subsidiaries.

Contents

A.	OVERVIEW	E.	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Earnings	1.	Variable annuity and segregated fund guarantees
2.	Sales	2.	Caution related to sensitivities
3.	Capital related items	3.	Publicly traded equity performance risk
		4.	Interest rate and spread risk
B.	FINANCIAL HIGHLIGHTS	5.	Alternative long-duration asset ("ALDA") performance risk
1.	First quarter earnings analysis
2.	Revenue	F.	ACCOUNTING MATTERS AND CONTROLS
3.	Premiums and deposits	1.	Critical accounting and actuarial policies
4.	Assets under management and administration	2.	Sensitivity of policy liabilities to asset related assumptions
5.	Capital	3.	Accounting and reporting changes
6.	Impact of fair value accounting	4.	Quarterly financial information
7.	Impact of foreign currency exchange rates	5.	Other

C.	PERFORMANCE BY DIVISION	G.	OTHER
1.	Asia	1.	Quarterly dividend
2.	Canadian	2.	Outstanding shares - selected information
3.	U.S.	3.	Performance and Non-GAAP Measures
4.	Corporate and Other	4.	Caution regarding forward-looking statements

D.	PERFORMANCE BY BUSINESS LINE
1.	Additional information for Wealth and Asset Management
2.	Additional information by business line

Manulife Financial Corporation – First Quarter 2017

A	OVERVIEW
A1	Earnings
In the first quarter of 2017 ("1Q17"), Manulife's net income attributed to shareholders was $1,350 million, fully diluted earnings per common share was $0.66 and return on common shareholders' equity ("ROE") was 13.7%, compared with $1,045 million, $0.51, and 10.8%, respectively, for the first quarter of 2016 ("1Q16").The increase in net income attributed to shareholders reflects growth in core earnings1 and a return to positive investment-related experience, partially offset by lower gains related to the direct impact of markets.
Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,101 million in 1Q17 compared with $905 million in 1Q16, and items excluded from core earnings, which netted to gains of $249 million in 1Q17 compared with gains of $140 million in 1Q16.
The $196 million increase in core earnings compared with 1Q16 was driven by strong new business and in-force growth in Asia, fee income growth in our wealth and asset management businesses, the reduction of equity hedging costs, and core investment gains of $46 million (compared to nil in 1Q16), partially offset by a $32 million unfavourable currency impact from the strengthening of the Canadian dollar compared with the U.S. dollar. We reported an $11 million improvement in policyholder experience which included a significant improvement in U.S. Insurance policyholder experience that was mostly offset by higher long-term disability claims in Canadian Group Benefits. Core earnings in 1Q17 included net policyholder experience charges of $25 million post-tax ($28 million pre-tax) compared with charges of $36 million post-tax ($68 million pre-tax) in 1Q16.
The core investment gains of $46 million reported in 1Q17 reflected approximately $200 million related to the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and favourable credit experience, partially offset by approximately $150 million related to lower than expected returns (including fair value changes) on alternative long-duration assets. In accordance with our definition of core earnings, we included $46 million of investment-related experience gains in core earnings in 1Q17 and nil in 1Q16.
The $109 million increase in items excluded from core earnings compared with 1Q16 was primarily due to the non-recurrence of investment-related experience charges ($340 million in 1Q16) partially offset by a smaller gain from the direct impact of markets ($267 million in 1Q17 compared with $474 million in 1Q16). The investment related-experience charges in 1Q16 primarily related to lower than expected returns on alternative long-duration assets. The direct impact of markets in 1Q17 was largely due to favourable equity markets, as well as gains from our variable annuity hedging program related to active managers outperforming benchmarks. We also experienced modest gains related to the direct impact of interest rates on the valuation of our policy liabilities due to a flattening yield curve and, in Japan, narrowing swap spreads.  This was partially offset by losses from widening swap spreads in North America. During the quarter, we replaced a portion of our interest rate swap portfolio with bond futures to reduce our U.S. swap spread exposure, and in addition repositioned a portion of our hedge portfolio in order to reduce the impact of non-parallel yield curve movements.
A2	Sales
Insurance sales1,2 were $1,285 million in 1Q17, an increase of 39% compared with 1Q16. The increase in insurance sales was driven by Asia and a large-case group benefits sale in Canada. In Asia, insurance sales increased 38% from 1Q16 to record levels, driven by strong double-digit growth in most markets, including a more than doubling of sales in mainland China and strong growth in Japan. In Canada, insurance sales nearly doubled from 1Q16 due to the large-case sale noted above. In the U.S., life insurance sales increased 8% from 1Q16 due to expanded distribution reach and the rising popularity of the Vitality feature.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]	Percentage growth (declines) in sales, gross flows and net flows are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation - First Quarter 2017

Wealth and Asset Management ("WAM") net flows1,2,3 were $4.3 billion in 1Q17 compared with $1.7 billion in 1Q16. 1Q17 marked the 29th consecutive quarter of positive net flows in our WAM businesses. Positive net flows were generated across all three operating divisions and in each of our global segments: pensions, mutual funds and institutional advisory. Our U.S. mutual funds and pensions businesses returned to positive net flows following recent negative net flows. Asia pensions continued to deliver solid net flows following the launch of the Standard Chartered partnership last November in Hong Kong, where we became the number one Mandatory Provident Fund ("MPF") scheme sponsor in the market in terms of both assets under management and net new cash flows4. Overall, the more favourable WAM net flows in 1Q17 compared with 1Q16 primarily reflect the improvement in U.S. pensions flows, the timing of large institutional advisory mandates, and strong mutual fund sales in mainland China.

Wealth and Asset Management ("WAM") gross flows1,2,3 were $33.0 billion in 1Q17 compared with $28.2 billion in 1Q16. The 21% increase in gross flows reflects double-digit growth in all divisions. In Asia, gross flows increased 43% from 1Q16 driven by record pension flows in Hong Kong, in part due to the Standard Chartered distribution partnership, strong mutual fund sales in Japan, and continued strong money market flows and new fund launches in mainland China. In Canada, gross flows increased 29% from 1Q16 driven by large institutional advisory sales, and the continued strong performance of our mutual fund line-up combined with successful sales campaigns. In the U.S., record gross flows increased 13% from 1Q16 due to strong intermediary sales and higher model allocations in our mutual fund business, coupled with strong new plan sales in the small- and mid-case pension markets.

Other Wealth sales1,2 were $2.1 billion in 1Q17, a decrease of 11% compared with 1Q16. Other Wealth sales in Asia decreased by 13% from 1Q16 primarily due to a decline in business from the bank channels in Japan following particularly strong sales in 1Q16 from successful new product launches. In Canada, sales declined by 8% from 1Q16 due to product actions to de-emphasize our higher risk segregated fund products.
A3	Capital related items
The Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio for The Manufacturers Life Insurance Company ("MLI") was 233% as at March 31, 2017 compared with 230% as at December 31, 2016 and 233% as at March 31, 2016. The increase from December 31, 2016 was primarily due to a capital issuance as noted below and growth in retained earnings, partially offset by growth in capital requirements. MFC's MCCSR ratio was 203% as at March 31, 2017 compared with 199% as at December 31, 2016. The difference between the MLI and MFC ratios as at March 31, 2017 was largely due to the $5.7 billion of MFC senior debt outstanding that, under OSFI rules, does not qualify as available capital at the MFC level.
MFC's financial leverage ratio at March 31, 2017 was 30.1%, an increase of 0.6 percentage points from December 31, 2016, reflecting the issuance of US$750 million in callable subordinated notes to opportunistically pre-finance the recently announced and other potential future redemptions, partially offset by higher retained earnings. The ratio increased 2.2 percentage points from March 31, 2016, reflecting the net capital issuances of $2.5 billion, partially offset by growth in retained earnings.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]	Percentage growth (declines) in sales, gross flows and net flows are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]	Commencing in 1Q17, Manulife Asset Management's Institutional Advisory net flows and gross flows are reported by the division corresponding to their geographic source.
[4]	The Gadbury Group MPF Market Shares Report as of December 2016.

Manulife Financial Corporation - First Quarter 2017

B FINANCIAL HIGHLIGHTS
	Quarterly Results
($ millions, unless otherwise stated, unaudited)	1Q17	4Q16	1Q16
Net income attributed to shareholders	$1,350	$63	$1,045
Preferred share dividends	(41)	(33)	(29)
Common shareholders' net income	$1,309	$30	$1,016
Core earnings(1)	$1,101	$1,287	$905
Basic earnings per common share ($)	$0.66	$0.01	$0.51
Diluted earnings per common share ($)	$0.66	$0.01	$0.51
Diluted core earnings per common share ($)(1)	$0.53	$0.63	$0.44
Return on common shareholders' equity ("ROE")	13.7%	0.3%	10.8%
Core ROE(1)	11.1%	12.9%	9.3%
Sales(1) Insurance products	$1,285	$1,074	$954
Wealth and Asset Management gross flows(1)	$32,954	$38,160	$28,228
Wealth and Asset Management net flows(1)	$4,290	$6,073	$1,676
Other Wealth products	$2,081	$1,737	$2,384
Premiums and deposits(1) Insurance products	$8,471	$8,639	$8,186
Wealth and Asset Management products	$32,954	$38,160	$28,228
Other Wealth products	$1,673	$1,405	$1,441
Corporate and Other	$21	$23	$22
Assets under management and administration ($ billions)(1)	$1,005	$977	$904
Capital ($ billions)(1)	$52.3	$50.2	$49.4
MLI's MCCSR ratio	233%	230%	233%
(1)	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
B1	First quarter earnings analysis
The table below reconciles net income attributed to shareholders to core earnings.
	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	1Q16
Core earnings(1)
Asia Division	$408	$388	$371
Canadian Division	319	359	338
U.S. Division	515	471	389
Corporate and Other Excluding expected cost of macro hedges and core investment gains	(166)	(75)	(107)
Expected cost of macro hedges(2)	(21)	(36)	(86)
Core investment gains(3)	46	180	-
Core earnings	1,101	1,287	905
Investment-related experience outside of core earnings(3)	-	-	(340)
Core earnings and investment-related experience outside of core earnings	1,101	1,287	565
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(3),(4)	267	(1,202)	474
Changes in actuarial methods and assumptions	-	(10)	12
Integration and acquisition costs	(18)	(25)	(14)
Tax and other items	-	13	8
Net income attributed to shareholders	$1,350	$63	$1,045

Manulife Financial Corporation - First Quarter 2017

(1)	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
(2)
Actual market performance differed from our valuation assumptions in 1Q17, which resulted in a macro hedge experience loss of $11 million. This loss is included in the direct impact of equity markets and interest rates and variable annuity liabilities below.

(3)
As outlined under "Critical Accounting and Actuarial Policies" below, net insurance contract liabilities under International Financial Reporting Standards ("IFRS") for Canadian insurers are determined using the Canadian Asset Liability Method ("CALM"). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see "Performance and Non-GAAP Measures") includes up to $400 million of favourable investment-related experience reported in a single year.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale ("AFS") bonds in the Corporate and Other segment. See table below for components of this item.

Components of the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above:
	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	1Q16
Direct impact of equity markets and variable annuity guarantee liabilities	$222	$(213)	$(150)
Fixed income reinvestment rates assumed in the valuation of policy liabilities	50	(847)	407
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(5)	(142)	217
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$267	$(1,202)	$474
B2	Revenue
	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	1Q16
Net premium income	$7,050	$7,001	$6,728
Investment income	3,317	3,309	3,300
Other revenue	2,593	2,637	2,829
Revenue before items noted below	12,960	12,947	12,857
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedging program	590	(16,421)	8,862
Total revenue	$13,550	$(3,474)	$21,719
Total revenue in 1Q17 was $13.6 billion compared with $21.7 billion in 1Q16. The amount of revenue reported in any fiscal period can be significantly affected by fair value accounting, which can materially impact the reported realized and unrealized gains or losses on assets supporting insurance and investment contract liabilities and on the macro hedging program, a component of revenue (see section B6 "Impact of fair value accounting" below). Accordingly, we discuss specific divisional drivers of revenue before realized and unrealized gains (losses) in section C "Performance by Division". 1Q17 revenue before realized and unrealized gains (losses) on assets increased $0.1 billion compared with 1Q16, primarily due to business growth.
Net realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedging program declined $8.3 billion to a gain of $0.6 billion in 1Q17 compared with a gain of $8.9 billion in 1Q16. While interest rates declined in both 1Q17 and 1Q16, rates declined more in 1Q16, and hence the impact on the increase in the fair value of the fixed income investments was larger in 1Q16.
B3	Premiums and deposits[1]
Premiums and deposits is an additional measure of our top line growth. It includes all new policyholder cash flows and, unlike total revenue, is not impacted by the volatility created by fair value accounting.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation - First Quarter 2017

Premiums and deposits for insurance products were $8.5 billion in 1Q17, an increase of 6%1 compared with 1Q16. Asia reported a 12% increase driven by strong growth in insurance sales and higher recurring premiums from a growing in-force business. In Canada, the 8% growth in retail premiums and deposits was offset by a 2% decline in the institutional markets and in the U.S., insurance premiums and deposits increased 5% driven by higher excess premiums on international universal life products and increased long-term care premiums due to the impact of premium rate increases.
Deposits for WAM products were $33.0 billion in 1Q17, an increase of $4.7 billion, or 21%, compared with 1Q16. Please refer to WAM gross flows in section A2 above.
Premiums and deposits for Other Wealth products were $1.7 billion in 1Q17, an increase of $0.2 billion, or 18%, compared with 1Q16. The increase was driven by primarily by the non-recurrence of reinsurance premiums ceded in respect of the U.S. fixed annuity business in 1Q16.
B4	Assets under management and administration[1],2
Assets under management and administration ("AUMA") as at March 31, 2017 were $1,005 billion, an increase of $101 billion, or 9%, compared with March 31, 2016. The primary driver of the increase in total AUMA was a 14% increase in wealth and asset management AUMA from March 31, 2016, which reached $565 billion as at March 31, 2017. All divisions contributed double-digit growth in WAM AUMA.
B5	Capital[2]
MFC's total capital as at March 31, 2017 was $52.3 billion, an increase of $2.1 billion from December 31, 2016 and an increase of $2.9 billion from March 31, 2016. The increase from March 31, 2016 was primarily driven by net income over the last 12 months and net capital issuances. As noted in section A3 above, MLI's MCCSR ratio was 233% at March 31, 2017.
B6	Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income attributed to shareholders (see section A1 "Earnings" above for discussion of 1Q17 experience).
Net realized and unrealized gains reported in investment income were $0.6 billion for 1Q17 (1Q16 – $8.9 billion) as noted in section B2 "Revenue".
As outlined in the "Critical Accounting and Actuarial Policies" in the MD&A in our 2016 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries ("CIA"). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).
B7	Impact of foreign currency exchange rates
Changes in foreign currency exchange rates, primarily due to the strengthening of the Canadian dollar compared with the U.S. dollar, reduced core earnings by $32 million in 1Q17 compared with 1Q16. The impact of foreign currency on items excluded from core earnings does not provide relevant information given the nature of these items.

[1]
Percentage growth (declines) in sales, gross flows, premiums and deposits and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

[2]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation - First Quarter 2017

C PERFORMANCE BY DIVISION
C1	Asia Division
($ millions, unless otherwise stated)	Quarterly results
Canadian dollars	1Q17	4Q16	1Q16
Net income attributed to shareholders	$587	$431	$121
Core earnings(1)	408	388	371
Revenue	5,334	2,777	6,366
Revenue before realized and unrealized investment income gains and losses(2)	4,853	4,779	4,802
Premiums and deposits(3)	10,191	15,675	8,700
Assets under management ($ billions)(3)	149.4	141.2	122.2
U.S. dollars
Net income attributed to shareholders	US$ 443	US$ 323	US$ 88
Core earnings(1)	308	291	270
Revenue	4,029	2,081	4,638
Revenue before realized and unrealized investment income gains and losses(2)	3,666	3,583	3,499
Premiums and deposits(3)	7,700	11,748	6,339
Assets under management ($ billions)(3)	112.1	105.1	94.2
(1)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See section B6 "Impact of fair value accounting".
(3)
Effective January 1, 2017, the operations of Investment Division's external asset management business (MAM) are being reflected in the respective Divisional results. Previously, they were reported in the Corporate and Other segment. The 2016 premiums and deposits and assets under management have been restated to reflect the inclusion of MAM in the Division's results. As a result of internal transfer pricing in 2016, the 2016 reporting of MAM earnings were not material and remain in Corporate and Other.

Asia Division's net income attributed to shareholders was $587 million in 1Q17 compared with $121 million in 1Q16. Net income attributed to shareholders is comprised of core earnings, which was $408 million in 1Q17 compared with $371 million in 1Q16, and items excluded from core earnings, which amounted to a net gain of $179 million in 1Q17 compared with a net charge of $250 million in 1Q16. The changes in net income and core earnings expressed in Canadian dollars are due to the factors described below, and core earnings reflected a net $13 million unfavourable impact due to changes in foreign currency rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$443 million in 1Q17 compared with US$88 million for 1Q16 and core earnings were US$308 million in 1Q17 compared with US$270 million in 1Q16. Items excluded from core earnings were a net gain of US$135 million for 1Q17 compared with a net charge of US$182 million in 1Q16.
Core earnings in 1Q17 increased 17% compared with 1Q16 after adjusting for costs arising from the expansion of our dynamic hedging program (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment) and the impact of changes in foreign currency rates. The growth in core earnings was driven by strong double-digit growth in new business volumes, continued growth of in-force business, and a more favourable product mix partially offset by the non-recurrence of gains of US$16 million related to two separate reinsurance treaties in 1Q16.
The US$317 million change in items excluded from core earnings primarily related to the favourable impact of both equity markets and interest rates in 1Q17 compared with the unfavourable impact of both in 1Q16. Favourable investment-related experience in 1Q17 also contributed to the improvement.
Revenue of US$4.0 billion in 1Q17 decreased 13% compared with 1Q16. Excluding realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities, revenue was US$3.7 billion, an increase of 5% compared with 1Q16 driven by stable recurring premium growth from in-force business and strong growth in new recurring premiums over the past twelve months, partially offset by a decline in single premium sales in Japan.
Premiums and deposits of US$7.7 billion in 1Q17 increased 23% compared with 1Q16. Premiums and deposits for insurance products were US$2.6 billion, an increase of 12%, driven by strong growth in insurance sales, and higher recurring premiums from the in-force business. WAM deposits of US$4.2 billion in 1Q17 increased 43% compared with 1Q16, primarily driven by record pension deposits in Hong Kong and higher mutual fund sales in most of the territories. Other Wealth premiums and deposits in 1Q17 of US$0.9 billion decreased 12% compared with 1Q16, as higher sales from new product launches were more than offset by the non-recurrence of strong sales in 1Q16 arising from product launches in Japan.

Manulife Financial Corporation - First Quarter 2017

Assets under management were US$112.1 billion as at March 31, 2017, an increase of 20% from March 31, 2016, driven by positive customer net flows of US$15.4 billion, investment income in the past twelve months and the addition of US$1.4 billion of AUM acquired on the acquisition of Standard Chartered's Mandatory Provident Fund and Occupational Retirement Schemes Ordinance businesses in Hong Kong.
C2	Canadian Division
	Quarterly results
($ millions, unless otherwise stated)	1Q17	4Q16	1Q16
Net income (loss) attributed to shareholders	$188	$92	$600
Core earnings(1)	319	359	338
Revenue	3,346	(1,462)	4,786
Revenue before realized and unrealized investment income gains and losses(2)	3,012	3,135	2,990
Premiums and deposits(3)	9,732	12,797	8,331
Assets under management ($ billions)(3)	269.9	263.3	246.9
(1)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See section B6 "Impact of fair value accounting".
(3)
Effective January 1, 2017, Investment Division's external asset management business (MAM) are being reported in the respective Divisional results. Previously, this business was reported in the Corporate and Other segment. The 2016 premiums and deposits and assets under management have been restated to reflect the inclusion of MAM in the Division's results. As a result of internal transfer pricing in 2016, the 2016 reporting of MAM earnings were not material and remain in Corporate and Other.

Canadian Division's 1Q17 net income attributed to shareholders was $188 million compared with $600 million in 1Q16. Net income attributed to shareholders is comprised of core earnings, which was $319 million in 1Q17 compared with $338 million in 1Q16, and items excluded from core earnings, which were a net charge of $131 million in 1Q17 compared with a net gain of $262 million in 1Q16.
Core earnings decreased $19 million or 6% compared with 1Q16, reflecting unfavourable policyholder experience, primarily related to higher claims incidence rates in our group benefits long-term disability business, partially offset by higher fee income on wealth and asset management businesses from higher asset levels.
The $393 million unfavourable change in items excluded from core earnings was primarily due to a net charge from the direct impact of markets in 1Q17 compared with a net gain in 1Q16. Investment-related experience was unfavourable in both periods; however, it improved $40 million in 1Q17 compared with 1Q16.
Revenue in 1Q17 was $3.3 billion compared with $4.8 billion in 1Q16 driven by the impact of fair value accounting. Total revenue before realized and unrealized gains on assets supporting insurance and investment contract liabilities was $3.0 billion in 1Q17 and in line with 1Q16.
Premiums and deposits in 1Q17 were $9.7 billion, $1.4 billion higher than 1Q16 levels, primarily due to growth in our WAM businesses. WAM premiums and deposits were $6.6 billion, an increase of $1.5 billion, or 29%, compared with 1Q16 reflecting higher gross flows across all businesses, driven by the funding of large mandates in the institutional advisory business and strong growth in the mutual fund business.
Assets under management were $269.9 billion as at March 31, 2017, an increase of $23.0 billion from March 31, 2016, driven by growth in our WAM businesses and favourable investment returns.

Manulife Financial Corporation - First Quarter 2017

C3	U.S. Division
($ millions, unless otherwise stated)	Quarterly results
Canadian dollars	1Q17	4Q16	1Q16
Net income attributed to shareholders	$768	$(73)	$241
Core earnings(1)	515	471	389
Revenue	5,023	(4,522)	9,990
Revenue before realized and unrealized investment income gains and losses(2)	5,202	5,140	4,399
Premiums and deposits(3)	23,176	19,732	20,823
Assets under management and administration ($ billions)(3)	589.6	577.0	539.5
U.S. dollars
Net income attributed to shareholders	US$ 580	US$ (55)	US$ 176
Core earnings(1)	389	353	283
Revenue	3,794	(3,389)	7,279
Revenue before realized and unrealized investment income gains and losses(2)	3,929	3,852	3,205
Premiums and deposits(3)	17,507	14,787	15,175
Assets under management and administration ($ billions)(3)	442.5	429.7	415.9
(1)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See section B6 "Impact of fair value accounting".
(3)
Effective January 1, 2017, Investment Division's external asset management business (MAM) are being reported in the respective Divisional results. Previously, this business was reported in the Corporate and Other segment. The 2016 premiums and deposits and assets under management have been restated to reflect the inclusion of MAM in the Division's results. As a result of internal transfer pricing in 2016, the 2016 reporting of MAM earnings were not material and remain in Corporate and Other.

U.S. Division's 1Q17 net income attributed to shareholders was $768 million compared with $241 million in 1Q16. Net income attributed to shareholders is comprised of core earnings, which amounted to $515 million in 1Q17 compared with $389 million in 1Q16, and items excluded from core earnings, which amounted to a net gain of $253 million in 1Q17 compared with a net charge of $148 million in 1Q16. The changes in net income and core earnings expressed in Canadian dollars are due to the factors described below and core earnings reflected a net $19 million unfavourable currency impact from the strengthening of the Canadian dollar compared with the U.S. dollar.
Expressed in U.S. dollars, the functional currency of the division, 1Q17 net income attributed to shareholders was US$580 million compared with US$176 million in 1Q16, core earnings was US$389 million compared with US$283 million in 1Q16, and items excluded from core earnings were a net gain of US$191 million in 1Q17 compared with a net charge of US$107 million in 1Q16.
The US$106 million increase in core earnings was primarily driven by long-term care and annuity policyholder experience gains compared with life and long-term care policyholder experience losses in 1Q16, higher fee income from higher average assets in our WAM businesses, and lower amortization of deferred acquisition costs on in-force variable annuity business. A portion of the improvement in policyholder experience was due to changes to long-term care claim assumptions made in the second half of 2016.
The US$298 million change in items excluded from core earnings primarily related to the return to positive investment-related experience as well as the more favourable direct impact of markets in 1Q17 compared with 1Q16.
Revenue in 1Q17 was US$3.8 billion compared with US$7.3 billion in 1Q16. Revenue before net realized and unrealized gains on assets supporting insurance and investment contract liabilities was US$3.9 billion, an increase of 23% over 1Q16. This increase reflects the non-recurrence of the one-time impact of reinsurance premiums ceded in the annuity business in 1Q16.
Premiums and deposits for 1Q17 were US$17.5 billion, an increase of 15% compared with 1Q16. Premiums and deposits for insurance products were US$1.5 billion, an increase of 5% compared with 1Q16 driven by higher excess premiums on international universal life products and increased long-term care premiums due to the impact of premium rate increases. WAM deposits of US$15.8 billion increased by 13% from 1Q16 driven by an increase in mutual fund deposits and higher John Hancock Retirement Plan Services deposits from both the small-case and mid-market segments.
Assets under management and administration as at March 31, 2017 were US$442.5 billion, up 6% from March 31, 2016. The increase was driven by growth in our wealth and asset management assets from investment income and favourable equity markets, partially offset by the continued runoff of our annuities business.

Manulife Financial Corporation - First Quarter 2017

C4	Corporate and Other
($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q17	4Q16	1Q16
Net income (loss) attributed to shareholders	$(193)	$(387)	$83
Core loss excluding expected cost of macro hedges and core investment gains(1)	$(166)	$(75)	$(107)
Expected cost of macro hedges	(21)	(36)	(86)
Investment-related experience included in core earnings	46	180	-
Total core gain (loss)	$(141)	$69	$(193)
Revenue	$(153)	$(267)	$577
Premiums and deposits(2)	21	22	22
Assets under management ($ billions) (2)	(4.1)	(4.4)	(4.7)
(1)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)
Effective January 1, 2017, Investment Division's external asset management business (MAM) are being reported in the respective Divisional results. Previously, this business was reported in the Corporate and Other segment. The 2016 premiums and deposits and assets under management have been restated to reflect the inclusion of MAM in the Division's results. As a result of internal transfer pricing in 2016, the 2016 reporting of MAM earnings were not material and remain in Corporate and Other.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Property and Casualty ("P&C") Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.
For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment's earnings. This segment is also where we reclassify favorable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see "Performance and Non-GAAP measures" below).
Corporate and Other reported a net loss attributed to shareholders of $193 million in 1Q17 compared with net income attributed to shareholders of $83 million in 1Q16. The net loss attributed to shareholder is comprised of core loss and items excluded from core loss. The core loss of $141 million in 1Q17 compared with a core loss of $193 million in 1Q16 and the items excluded from core loss amounted to net charges of $52 million in 1Q17 compared with net gains of $276 million in 1Q16.
The $52 million decrease in core loss was largely due to $46 million of core investment gains compared to nil in 1Q16 and lower expected macro hedging costs partially offset by higher interest expense due to debt issuances over the year and higher interest allocated on divisional capital.
The $328 million unfavourable change in items excluded from core loss was primarily driven by the gains on the sale of AFS bonds in 1Q16, the reclassification to core investment gains in 1Q17, macro hedge experience and lower mark-to-market gains on other assets held at fair value.
Revenue in 1Q17 was a loss of $153 million compared with income of $577 million in 1Q16. The decrease in income was primarily driven by the non-recurrence of gains on the sale of AFS bonds in 1Q16 and consolidation reclassification adjustments.
Premiums for the P&C reinsurance business in 1Q17 was $21 million, consistent with premiums in 1Q16.

Manulife Financial Corporation - First Quarter 2017

D	PERFORMANCE BY BUSINESS LINE
D1	Additional information for Wealth and Asset Management
We provide additional financial information by line of business, to supplement our existing primary disclosure based on geographic segmentation. This information is intended to facilitate assessment of the financial performance of our WAM businesses and allows for relevant comparisons to be made with global asset management peers. The supplemental information for WAM businesses includes an income statement, core earnings, core earnings before interest, taxes, depreciation and amortization ("core EBITDA"), core EBITDA margin, net flows, gross flows and assets under management and administration ("AUMA")1. Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Wealth and Asset Management highlights

	Quarterly Results
($ millions, unless otherwise stated)	1Q17	4Q16	1Q16
Core earnings	$182	$178	$140
Core EBITDA	335	306	285
Core EBITDA Margin	26.8%	24.7%	23.7%
Net flows	4,290	6,073	1,676
Gross flows	32,954	38,160	28,228
Assets under management ("AUM") ($ billions)	480	462	416
Assets under management and administration ("AUMA") ($ billions)	565	544	488

In 1Q17, we continued to generate positive net flows (see sales highlights in section A for further details). AUMA as of March 31, 2017 was $565 billion, an increase of 14% from March 31, 2016, driven by strong investment performance and net inflows into our institutional advisory business and Asia. We recorded core earnings of $182 million compared with $140 million in 1Q16 and core EBITDA of $335 million compared with $285 million in 1Q16. The increase in core earnings and core EBITDA primarily reflects higher fee income on higher asset levels. Our core EBITDA margin increased to 26.8%, up 3.1 percentage points from 1Q16 and 2.1 percentage points from 4Q16. The increase was driven by higher asset levels as noted above.
D2	Additional information by business line
The following tables provide additional information on our core earnings by WAM, Insurance and Other Wealth for each of the divisions. Other Wealth consists of variable and fixed annuities, single premium products sold in Asia, and Manulife Bank in Canada and Insurance includes all individual and group insurance businesses.
Core earnings by line of business

	Quarterly Results
($ millions)	1Q17	4Q16	1Q16
Wealth and Asset Management	$182	$178	$140
Insurance	691	693	604
Other Wealth	369	350	353
Corporate and Other(1)	(141)	66	(192)
Total core earnings	$1,101	$1,287	$905

(1)
2016 core earnings for Corporate and Other exclude Manulife Asset Management results that are included in WAM. Effective January 1, 2017, MAM is no longer reported in the Corporate and Other segment. (See section C "Performance By Division" above.)

[1]
Core earnings, core EBITDA, core EBITDA margin, net flows, gross flows, assets under management and assets under management and administration are non-GAAP measures. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation - First Quarter 2017

Assets under management and administration by line of business

As at	March 31,	December 31,	March 31,
($ billions)	2017	2016	2016
Wealth and Asset Management	$564.5	$544.3	$487.8
Insurance	269.5	262.8	245.6
Other Wealth	174.9	174.4	175.2
Corporate and Other	(4.1)	(4.4)	(4.7)
Total assets under management and administration	$1,004.8	$977.1	$903.9

The following table shows the core earnings of the WAM, Insurance and Other Wealth business lines by division.
Core earnings by line of business by division

	Quarterly Results
($ millions)	1Q17	4Q16	1Q16
Wealth and Asset Management
Asia	$51	$48	$38
Canada	57	43	39
U.S.	74	84	64
Corporate and Other	-	3	(1)
Total Wealth and Asset Management	182	178	140
Insurance
Asia	262	273	249
Canada	134	210	172
U.S.	295	210	183
Total Insurance	691	693	604
Other Wealth
Asia	95	69	84
Canada
Manulife Bank	36	29	30
Canada excluding Manulife Bank	92	76	97
Total Canada	128	105	127
U.S.	146	176	142
Total Other Wealth	369	350	353
Corporate and Other	(141)	66	(192)
Total core earnings	$1,101	$1,287	$905

E	RISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2016 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7 "Financial Instruments – Disclosures". Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
E1	Variable annuity and segregated fund guarantees
As described in the MD&A in our 2016 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section E3 "Publicly traded equity performance risk" below).
The table below shows selected information regarding the Company's variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Manulife Financial Corporation - First Quarter 2017

Variable annuity and segregated fund guarantees, net of reinsurance

	March 31, 2017			December 31, 2016
As at ($ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$5,823	$4,450	$1,409	$5,987	$4,432	$1,570
Guaranteed minimum withdrawal benefit	67,244	59,689	7,836	68,594	59,593	9,135
Guaranteed minimum accumulation benefit	19,409	19,964	14	19,482	19,989	27
Gross living benefits(2)	92,476	84,103	9,259	94,063	84,014	10,732
Gross death benefits(3)	11,903	17,071	1,223	12,200	16,614	1,350
Total gross of reinsurance	104,379	101,174	10,482	106,263	100,628	12,082
Living benefits reinsured	5,099	3,922	1,204	5,241	3,903	1,349
Death benefits reinsured	3,321	3,199	520	3,429	3,202	564
Total reinsured	8,420	7,121	1,724	8,670	7,105	1,913
Total, net of reinsurance	$95,959	$94,053	$8,758	$97,593	$93,523	$10,169

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at March 31, 2017 was $8,758 million (December 31, 2016 – $10,169 million) of which: US$5,124 million (December 31, 2016 – US$6,008 million) was on our U.S. business, $1,339 million (December 31, 2016 – $1,499 million) was on our Canadian business, US$221 million (December 31, 2016 – US$206 million) was on our Japan business and US$224 million (December 31, 2016 – US$244 million) was related to Asia (other than Japan) and our run-off reinsurance business.

E2	Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company's assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI's MCCSR ratio will be as indicated.
E3	Publicly traded equity performance risk
As outlined in our 2016 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 56 and 57 of our 2016 Annual Report).
The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10, 20 or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section F2 "Sensitivity of policy liabilities to updates and assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributable to shareholders.

Manulife Financial Corporation - First Quarter 2017

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.
It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain alternative long-duration assets ("ALDA") assets based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not take into account possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.
Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)

As at March 31, 2017
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(4,610)	$(2,770)	$(1,210)	$900	$1,540	$1,930
Asset based fees	(420)	(280)	(140)	140	280	420
General fund equity investments(5)	(900)	(580)	(260)	260	520	780
Total underlying sensitivity before hedging	(5,930)	(3,630)	(1,610)	1,300	2,340	3,130
Impact of macro and dynamic hedge assets(6)	3,720	2,220	960	(850)	(1,480)	(1,900)
Net potential impact on net income after impact of hedging	$(2,210)	$(1,410)	$(650)	$450	$860	$1,230
As at December 31, 2016
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(4,830)	$(2,920)	$(1,290)	$1,000	$1,690	$2,170
Asset based fees	(410)	(280)	(140)	140	280	410
General fund equity investments(5)	(910)	(590)	(270)	240	490	750
Total underlying sensitivity before hedging	(6,150)	(3,790)	(1,700)	1,380	2,460	3,330
Impact of macro and dynamic hedge assets(6)	4,050	2,440	1,060	(910)	(1,610)	(2,160)
Net potential impact on net income after impact of hedging	$(2,100)	$(1,350)	$(640)	$470	$850	$1,170

(1)	See "Caution related to sensitivities" above.

(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 % change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.

(3)
Please refer to section F2 "Sensitivity of policy liabilities to updates and assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Manulife Financial Corporation - First Quarter 2017

Potential immediate impact on MLI's MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2),(3)
	Impact on MLI's MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
March 31, 2017	(13)	(8)	(4)	6	16	20
December 31, 2016	(12)	(8)	(4)	3	14	18
(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

(3)
OSFI rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

E4	Interest rate and spread risk
As at March 31, 2017, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of $200 million, and to a 50 basis point increase in interest rates to be a benefit of $100 million, after rounding results to the nearest $100 million.
The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography that the change occurs in. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Actuarial Standards Board, while our interest rate hedges are valued using current market interest rates. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening, if sustained, may have a positive long-term economic impact.
The potential impact on net income attributed to shareholders does not take into account any future potential changes to our URR assumptions or calibration criteria for stochastic risk-free rates or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact also does not reflect any unrealized gains or losses on AFS fixed income assets held in our surplus segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would crystallize any of the unrealized gains or losses available.
The impact does not reflect any potential effect of changing interest rates to the value of our ALDA assets. Rising interest rates could negatively impact the value of our ALDA assets (see "Critical Accounting and Actuarial Policies – Fair Value of Invested Assets", below). More information on ALDA can be found under the section "Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure Measures".
The following table shows the potential impact on net income attributed to shareholders including the change in the market value of fixed income assets held in our surplus segment, which could be realized through the sale of these assets.

Manulife Financial Corporation - First Quarter 2017

Potential impact on net income attributed to shareholders and MLI's MCCSR ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4),(5)

	March 31, 2017				December 31, 2016
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(200)		$100		$-		$-
From fair value changes in AFS fixed income assets held in surplus, if realized	1,000		(900)		1,000		(900)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(7)		6		(6)		5
From fair value changes in AFS fixed income assets held in surplus, if realized	2		(4)		1		(4)

(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter's projection, are reflected in the next quarter's sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)	The impact on MLI's MCCSR ratio includes both the impact of lower earnings on available capital as well as the increase in required capital that results from a decline in interest rates.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
($ millions)	March 31, 2017	December 31, 2016
Corporate spreads(4)
Increase 50 basis points	$800	$700
Decrease 50 basis points	(800)	(800)
Swap spreads
Increase 20 basis points	$(400)	$(500)
Decrease 20 basis points	400	500

(1)	See "Caution related to sensitivities" above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter's projection, are reflected in the next quarter's sensitivities.

(4)	Corporate spreads are assumed to grade to the long-term average over five years.

Manulife Financial Corporation - First Quarter 2017

E5	Alternative long-duration asset ("ALDA") performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4),(5)

As at	March 31, 2017		December 31, 2016
($ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,300)	$1,200	$(1,300)	$1,200
Private equities and other ALDA	(1,200)	1,100	(1,200)	1,200
Alternative long-duration assets	$(2,500)	$2,300	$(2,500)	$2,400

(1)	See "Caution Related to Sensitivities" above.

(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings; (ii) any gains or losses on ALDA held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
(5)
Please refer to section F2 "Sensitivity of policy liabilities to updates and assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

F	ACCOUNTING MATTERS AND CONTROLS
F1	Critical accounting and actuarial policies
Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2016. The critical accounting policies and the estimation processes relate to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, derivatives and hedge accounting, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions, valuation and impairment of goodwill and intangible assets and the measurement and disclosure of contingent liabilities are described on pages 71 to 82 of our 2016 Annual Report.
F2	Sensitivity of policy liabilities to asset related assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income attributed to shareholders. The sensitivity of net income attributed to shareholders to updates to asset related assumptions underlying policy liabilities is shown below, and assumes that there is a simultaneous change in the assumptions across all business units.
For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Manulife Financial Corporation - First Quarter 2017

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
($ millions)	March 31, 2017		December 31, 2016
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$500	$(500)
100 basis point change in future annual returns for ALDA(2)	2,900	(3,600)	2,900	(3,500)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(200)	200
(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million increase (December 31, 2016 – $200 million increase). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million decrease (2016 – $200 million decrease). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The pre-dividend growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.5% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
ALDA include commercial real estate, timber and farmland real estate, direct oil and gas properties, and private equities, some of which relate to oil and gas. Expected long-term return assumptions are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. The guidance requires that the investment return assumption for these assets should not be higher than the historical long-term average returns of an appropriate broad-based index. Where such experience is not available, investment return assumptions should not result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction. Annual best estimate return assumptions for ALDA and public equity including market growth rates and annual income, such as rent, production proceeds and dividends, vary between 5.25% and 12%, with an average of 9.7% based on the asset mix backing our guaranteed insurance and annuity business as of March 31, 2017. The annual return assumptions for ALDA and public equity, including margins for adverse deviations in our valuation which take into account the uncertainty of achieving the returns, will vary based on our holding period. On average, for a 20-year horizon, the assumption varies between 2.5% and 7.5%.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.0% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility varies between 16.25% and 18.4%.

F3	Accounting and reporting changes
Refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2017 for accounting and reporting changes during the quarter.

Manulife Financial Corporation – First Quarter 2017

F4	Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters

As at and for the three months ended	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,
(C$ millions, except per share amounts or otherwise stated, unaudited)	2017	2016	2016	2016	2016	2015	2015	2015
Revenue
Premium income
Life and health insurance	$5,994	$6,093	$5,950	$5,497	$5,728	$5,331	$5,092	$4,708
Annuities and pensions	1,056	908	1,247	1,209	1,000	1,381	1,141	869
Premiums ceded, net of ceded commission and additional consideration relating to Closed Block reinsurance transaction	-	-	-	-	-	-	(7,996)	-
Net premium income	7,050	7,001	7,197	6,706	6,728	6,712	(1,763)	5,577
Investment income	3,317	3,309	3,568	3,213	3,300	2,899	2,708	3,216
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(1)	590	(16,421)	771	7,922	8,862	(1,916)	3,672	(10,161)
Other revenue	2,593	2,637	2,921	2,794	2,829	2,694	2,487	2,491
Total revenue	$13,550	$(3,474)	$14,457	$20,635	$21,719	$10,389	$7,104	$1,123
Income (loss) before income taxes	$1,737	$(285)	$1,314	$947	$1,353	$136	$988	$650
Income tax (expense) recovery	(346)	450	(117)	(231)	(298)	76	(316)	28
Net income	$1,391	$165	$1,197	$716	$1,055	$212	$672	$678
Net income attributed to shareholders	$1,350	$63	$1,117	$704	$1,045	$246	$622	$600
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(2)	$1,101	$1,287	$996	$833	$905	$859	$870	$902
Other items to reconcile net income attributed to shareholders to core earnings(3):
Investment-related experience outside of core earnings	-	-	280	60	(340)	(361)	(169)	77
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	267	(1,202)	414	(170)	474	(29)	232	(309)
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	-	-	-	-	-	(52)	-	-
Change in actuarial methods and assumptions	-	(10)	(455)	-	12	(97)	(285)	(47)
Net impact of acquisitions and divestitures	(18)	(25)	(23)	(19)	(14)	(39)	(26)	(54)
Tax related items	-	(2)	2	-	1	2	-	31
Other items	-	15	(97)	-	7	(37)	-	-
Net income attributed to shareholders	$1,350	$63	$1,117	$704	$1,045	$246	$622	$600
Basic earnings per common share	$0.66	$0.01	$0.55	$0.34	$0.51	$0.11	$0.30	$0.29
Diluted earnings per common share	$0.66	$0.01	$0.55	$0.34	$0.51	$0.11	$0.30	$0.29
Segregated funds deposits	$9,632	$8,247	$8,291	$7,899	$8,693	$8,324	$8,401	$7,790
Total assets (in billions)	$728	$721	$742	$725	$696	$703	$682	$657
Weighted average common shares (in millions)	1,976	1,974	1,973	1,972	1,972	1,972	1,971	1,971
Diluted weighted average common shares (in millions)	1,984	1,980	1,976	1,976	1,976	1,977	1,977	1,992
Dividends per common share	$0.205	$0.185	$0.185	$0.185	$0.185	$0.170	$0.170	$0.170
CDN$ to US$1 - Statement of Financial Position	1.3323	1.3426	1.3116	1.3009	1.2970	1.3841	1.3394	1.2473
CDN$ to US$1 - Statement of Income	1.3238	1.3343	1.3050	1.2889	1.3724	1.3360	1.3089	1.2297

(1)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

(2)	Core earnings is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
(3)
For explanations of other items, see "first quarter earnings analysis" table in section B "Financial Highlights" and for an operating segment split of these items see the 8 quarter trend tables in section G3 "Performance and Non-GAAP Measures" which reconciles net income attributed to shareholders to core earnings.

F5	Other
No changes were made in our internal control over financial reporting during the three months ended March 31, 2017, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC's Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC's Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – First Quarter 2017

G	OTHER
G1 Quarterly dividend
On May 3, 2017, our Board of Directors approved a quarterly shareholders' dividend of $0.205 per share on the common shares of MFC, payable on and after June 19, 2017 to shareholders of record at the close of business on May 16, 2017.
The Board of Directors also approved that, in respect of MFC's June 19, 2017 common share dividend payment date and pursuant to MFC's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.
The Board also declared dividends on the following non-cumulative preferred shares, payable on or after June 19, 2017 to shareholders of record at the close of business on May 16, 2017:
Class A Shares Series 2 – $0.29063 per share
Class A Shares Series 3 – $0.28125 per share
Class 1 Shares Series 3 – $0.136125 per share
Class 1 Shares Series 4 – $0.118213 per share
Class 1 Shares Series 5 – $0.243188 per share
Class 1 Shares Series 7 – $0.269500 per share
Class 1 Shares Series 9 – $0.275 per share

Class 1 Shares Series 11 – $0.25 per share
Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 17 – $0.24375 per share
Class 1 Shares Series 19 – $0.2375 per share
Class 1 Shares Series 21 – $0.35 per share
Class 1 Shares Series 23 – $0.303125 per share

G2	Outstanding shares – selected information
Common Shares
As at April 28, 2017, MFC had 1,976,741,597 common shares outstanding.
G3	Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings per Common Share; Core Earnings Before Income Taxes, Depreciation and Amortization ("core EBITDA"); Core EBITDA Margin; Core Investment Gains; Constant Currency Basis (measures that are reported on a constant currency basis include percentage growth in Sales, Gross Flows, Premiums and Deposits, Core EBITDA, New Business Value, and Assets under Management and Administration); Assets under Administration; Premiums and Deposits; Assets under Management and Administration; Assets under Management; Capital; Embedded Value; New Business Value; Sales; Gross Flows; and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Core earnings (loss) is a non-GAAP measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company's operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflects the underlying earnings capacity and valuation of our business. We use core earnings as the basis for management planning and reporting and, along with net income attributable to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level.

Manulife Financial Corporation - First Quarter 2017

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See "Quarterly Financial Information" below for reconciliation of core earnings to net income attributed to shareholders.
Any other future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.
Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.
Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as "core investment gains". This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains. The $400 million threshold represents our through-the-business cycle estimate of net favourable investment-related experience that we reasonably expect to achieve annually based on historical experience even if we exceed or do not achieve this threshold in any given period. We monitor the appropriateness of the threshold and would adjust it, either to a higher or lower amount, in the future if we believed that our investment-related experience warranted such an adjustment. See also item 2 in "Items excluded from core earnings" below.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale ("AFS") equities and seed money investments are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.
Items excluded from core earnings:
1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.
•
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.
Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis. As noted above, the $400 million threshold represents our through-the-business cycle estimate of net favourable investment-related experience we reasonably expect to achieve annually based on historical experience. Investment-related experience relates to fixed income trading, alternative long-duration

Manulife Financial Corporation - First Quarter 2017

 asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities.

3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.
Changes in actuarial methods and assumptions. As noted in the Critical Accounting and Actuarial Policies section above, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. By excluding the results of the annual reviews, core earnings assists investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.
6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation - First Quarter 2017

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company

	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15
Core earnings (loss)
Asia Division	$408	$388	$394	$342	$371	$334	$338	$283
Canadian Division	319	359	354	333	338	352	336	303
U.S. Division	515	471	394	361	389	332	375	385
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(166)	(75)	(102)	(125)	(107)	(85)	(66)	(74)
Expected cost of macro hedges	(21)	(36)	(61)	(78)	(86)	(74)	(62)	(46)
Investment-related experience included in core earnings	46	180	17	-	-	-	(51)	51
Total core earnings	1,101	1,287	996	833	905	859	870	902
Investment-related experience outside of core earnings	-	-	280	60	(340)	(361)	(169)	77
Core earnings plus investment-related experience outside of core earnings	1,101	1,287	1,276	893	565	498	701	979
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	267	(1,202)	414	(170)	474	(29)	232	(309)
Recapture of reinsurance treaties	-	-	-	-	-	(52)	-	-
Change in actuarial methods and assumptions	-	(10)	(455)	-	12	(97)	(285)	(47)
Integration and acquisition costs	(18)	(25)	(23)	(19)	(14)	(39)	(26)	(54)
Tax related items	-	(2)	2	-	1	2	-	31
Other items	-	15	(97)	-	7	(37)	-	-
Net income attributed to shareholders	$1,350	$63	$1,117	$704	$1,045	$246	$622	$600

Manulife Financial Corporation – First Quarter 2017

Asia Division

	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15
Asia Division core earnings(1)	$408	$388	$394	$342	$371	$334	$338	$283
Investment-related experience outside of core earnings	69	74	62	(25)	(20)	(3)	21	7
Core earnings plus investment-related experience outside of core earnings	477	462	456	317	351	331	359	290
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	119	(15)	107	(287)	(238)	76	(248)	15
Tax-related items	-	-	-	-	10	2	-	(2)
Integration and acquisition costs	(9)	(4)	(2)	(2)	(2)	-	-	-
Other items	-	(12)	-	-	-	-	-	-
Net income attributed to shareholders(1)	$587	$431	$561	$28	$121	$409	$111	$303

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
Canadian Division

	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15
Canadian Division core earnings(1)	$319	$359	$354	$333	$338	$352	$336	$303
Investment-related experience outside of core earnings	(38)	17	35	(88)	(78)	(180)	(144)	14
Core earnings plus investment-related experience outside of core earnings	281	376	389	245	260	172	192	317
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(83)	(266)	60	130	346	(201)	97	(114)
Recapture of reinsurance treaty and tax-related items	-	-	-	-	-	(52)	-	1
Integration and acquisition costs	(10)	(18)	(14)	(16)	(6)	(23)	(13)	(14)
Net income (loss) attributed to shareholders(1)	$188	$92	$435	$359	$600	$(104)	$276	$190

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
U.S. Division

	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15
U.S. Division core earnings(1)	$515	$471	$394	$361	$389	$332	$375	$385
Investment-related experience outside of core earnings	31	97	192	93	(233)	(146)	(34)	64
Core earnings plus investment-related experience outside of core earnings	546	568	586	454	156	186	341	449
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	222	(623)	72	(47)	82	142	174	(251)
Integration and acquisition costs	-	(1)	(4)	-	(4)	(5)	(8)	(32)
Other items	-	(15)	(97)	-	7	-	-	-
Tax related	-	(2)	2	-	-	-	-	-
Net income (loss) attributed to shareholders(1)	$768	$(73)	$559	$407	$241	$323	$507	$166

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Manulife Financial Corporation - First Quarter 2017

Corporate and Other

	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(166)	$(75)	$(102)	$(125)	$(107)	$(85)	$(66)	$(74)
Expected cost of macro hedges	(21)	(36)	(61)	(78)	(86)	(74)	(62)	(46)
Investment-related experience included in core earnings	46	180	17	-	-	-	(51)	51
Total core earnings (loss)	(141)	69	(146)	(203)	(193)	(159)	(179)	(69)
Investment-related experience outside of core earnings	(62)	(188)	(9)	80	(9)	(32)	(12)	(8)
Core loss plus investment-related experience outside of core earnings	(203)	(119)	(155)	(123)	(202)	(191)	(191)	(77)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	9	(298)	175	34	284	(46)	209	41
Changes in actuarial methods and assumptions	-	(10)	(455)	-	12	(97)	(285)	(47)
Integration and acquisition costs	1	(2)	(3)	(1)	(2)	(11)	(5)	(8)
Tax-related items	-	-	-	-	(9)	-	-	32
Other items	-	42	-	-	-	(37)	-	-
Net income (loss) attributed to shareholders(1)	$(193)	$(387)	$(438)	$(90)	$83	$(382)	$(272)	$(59)

(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions. The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Core return on common shareholders' equity ("core ROE") is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders' equity.
Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.
The Company also uses financial performance measures that are prepared on a constant currency basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant currency basis in this MD&A are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 1Q17. Measures that are reported on a constant currency basis include percentage growth in sales, gross flows and assets under management and administration.
Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income and investment contract deposits, (ii) segregated fund deposits, excluding seed money ("deposits from policyholders"), (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, (v) premium equivalents for "administration services only" group benefit contracts ("ASO premium equivalents"), (vi) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results
($ millions)	1Q17	4Q16	1Q16
Net premium income and investment contract deposits	$7,072	$7,019	$6,768
Deposits from policyholders	8,973	7,620	8,038
Mutual fund deposits	21,048	20,349	17,193
Institutional advisory account deposits	4,011	11,168	3,832
ASO premium equivalents	841	833	868
Group Benefits ceded premiums	1,038	1,095	1,034
Other fund deposits	136	143	144
Total premiums and deposits	43,119	48,227	37,877
Currency impact	-	(544)	(1,151)
Constant currency premiums and deposits	$43,119	$47,683	$36,726

Manulife Financial Corporation - First Quarter 2017

Assets under management and administration ("AUMA") is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management ("AUM"), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration ("AUA"), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Assets under management and administration
As at
($ millions)	March 31, 2017	December 31, 2016	March 31, 2016
Total invested assets	$328,237	$321,869	$306,827
Segregated funds net assets	323,118	315,177	298,684
Assets under management per financial statements	651,355	637,046	605,511
Mutual funds	177,286	169,919	150,423
Institutional advisory accounts (excluding segregated funds)	84,498	81,304	70,008
Other funds	6,929	6,353	5,857
Total assets under management	920,068	894,622	831,799
Other assets under administration	84,676	82,433	72,052
Currency impact	-	(2,853)	15,212
Constant currency assets under management and administration	$1,004,744	$974,202	$919,063

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income ("AOCI") on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at
($ millions)	March 31, 2017	December 31, 2016	March 31, 2016
Total equity	$43,931	$42,823	$41,351
Add AOCI loss on cash flow hedges	177	232	380
Add liabilities for capital instruments	8,179	7,180	7,653
Total capital	$52,287	$50,235	$49,384

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a basis more comparable to how the profitability of global asset managers are generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Core EBITDA margin is a non-GAAP measure which Manulife uses to better understand the long-term profitability of our global wealth and asset management business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our WAM businesses, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Wealth and Asset Management

	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15
Core EBITDA	$335	$306	$288	$288	$285	$302	$312	$314
Amortization of deferred acquisition costs and other depreciation	85	85	89	77	85	84	84	82
Amortization of deferred sales commissions	28	24	24	26	29	22	27	27
Core earnings before income taxes	222	197	175	185	171	196	201	205
Core income tax (expense) recovery	(40)	(19)	(16)	(33)	(31)	(41)	(34)	(45)
Core earnings	$182	$178	$159	$152	$140	$155	$167	$160

Manulife Financial Corporation - First Quarter 2017

Embedded value ("EV") is a measure of the present value of shareholders' interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statement of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the IFRS shareholders' equity adjusted for goodwill and intangibles, fair value of surplus assets, the carrying value of debt and preferred shares, and local statutory balance sheet, regulatory reserve, and capital for Manulife's Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the MCCSR framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes Manulife's WAM, Bank and Property and Casualty Reinsurance businesses.
New business value ("NBV") is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders' interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as Manulife's wealth and asset management businesses and Manulife Bank and the short-term Property and Casualty Reinsurance business. NBV is a useful metric to evaluate the value created by the Company's new business franchise.
New business value margin is calculated as NBV divided by annualized premium equivalents ("APE") excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude wealth and asset management, Manulife Bank and Property and Casualty Reinsurance businesses. The NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance. As we discontinued sales of new retail stand-alone long-term care policies in the U.S. in 4Q16, commencing in 1Q17, stand-alone long-term care premiums are not included in sales.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
For Asia, annualized premium equivalent ("APE") sales is comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and other wealth products. APE sales are presented for our Asia division as this metric is widely used by insurance companies in Asia.
Other Wealth sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
Bank new lending volumes include bank loans and mortgages authorized in the period.
Gross flows is a new business measure presented for WAM businesses and includes all deposits into the Company's mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our WAM businesses and includes gross flows less redemptions for our mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.
G4	Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

Manulife Financial Corporation - First Quarter 2017

The forward-looking statements in this document related to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of acquisitions; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under "Risk Management and Risk Factor Update" and "Critical Accounting and Actuarial Policies", under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report and in the "Risk Management" note to the consolidated financial statements in our most recent annual and interim reports as well as elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation - First Quarter 2017

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	March 31, 2017	December 31, 2016
Assets
Cash and short-term securities	$16,011	$15,151
Debt securities	171,360	168,622
Public equities	20,767	19,496
Mortgages	44,245	44,193
Private placements	30,555	29,729
Policy loans	5,999	6,041
Loans to bank clients	1,737	1,745
Real estate	14,226	14,132
Other invested assets	23,337	22,760
Total invested assets (note 3)	328,237	321,869
Other assets
Accrued investment income	2,236	2,260
Outstanding premiums	888	845
Derivatives (note 4)	18,320	23,672
Reinsurance assets	32,784	34,952
Deferred tax assets	4,442	4,439
Goodwill and intangible assets	10,085	10,107
Miscellaneous	8,237	7,360
Total other assets	76,992	83,635
Segregated funds net assets (note 13)	323,118	315,177
Total assets	$728,347	$720,681
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$298,816	$297,505
Investment contract liabilities (note 5)	3,249	3,275
Deposits from bank clients	18,283	17,919
Derivatives (note 4)	10,833	14,151
Deferred tax liabilities	1,792	1,359
Other liabilities	14,485	15,596
	347,458	349,805
Long-term debt (note 7)	5,661	5,696
Capital instruments (note 8)	8,179	7,180
Segregated funds net liabilities (note 13)	323,118	315,177
Total liabilities	684,416	677,858
Equity
Preferred shares (note 9)	3,577	3,577
Common shares (note 9)	22,891	22,865
Contributed surplus	287	284
Shareholders' retained earnings	10,665	9,759
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(416)	(417)
Available-for-sale securities	(188)	(394)
Cash flow hedges	(177)	(232)
Translation of foreign operations and real estate revaluation surplus	6,262	6,390
Total shareholders' equity	42,901	41,832
Participating policyholders' equity	235	248
Non-controlling interests	795	743
Total equity	43,931	42,823
Total liabilities and equity	$728,347	$720,681
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Donald A. Guloien	Richard B. DeWolfe
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation - First Quarter 2017

Consolidated Statements of Income

For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2017	2016
Revenue
Premium income
Gross premiums	$9,085	$9,118
Premiums ceded to reinsurers	(2,035)	(2,390)
Net premiums	7,050	6,728
Investment income (note 3)
Investment income	3,317	3,300
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	590	8,862
Net investment income	3,907	12,162
Other revenue	2,593	2,829
Total revenue	13,550	21,719
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	6,603	6,498
Change in insurance contract liabilities	1,451	12,158
Change in investment contract liabilities	54	(57)
Benefits and expenses ceded to reinsurers	(2,152)	(2,056)
Change in reinsurance assets	1,790	129
Net benefits and claims	7,746	16,672
General expenses	1,707	1,637
Investment expenses	391	385
Commissions	1,624	1,381
Interest expense	259	201
Net premium taxes	86	90
Total contract benefits and expenses	11,813	20,366
Income before income taxes	1,737	1,353
Income tax expense	(346)	(298)
Net income	$1,391	$1,055
Net income (loss) attributed to:
Non-controlling interests	$54	$26
Participating policyholders	(13)	(16)
Shareholders	1,350	1,045
	$1,391	$1,055
Net income attributed to shareholders	$1,350	$1,045
Preferred share dividends	(41)	(29)
Common shareholders' net income	$1,309	$1,016
Earnings per share
Basic earnings per common share (note 9)	$0.66	$0.51
Diluted earnings per common share (note 9)	0.66	0.51
Dividends per common share	0.205	0.185
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2017

Consolidated Statements of Comprehensive Income (Loss)
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2017	2016
Net income	$1,391	$1,055
Other comprehensive income (loss) ("OCI"), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	(77)	(1,932)
Net investment hedges	(51)	206
Available-for-sale financial securities:
Unrealized gains arising during the period	197	355
Reclassification of net realized (gains) losses and impairments to net income	8	(247)
Cash flow hedges:
Unrealized gains (losses) arising during the period	53	(119)
Reclassification of realized losses to net income	2	3
Share of other comprehensive income (loss) of associates	1	(1)
Total items that may be subsequently reclassified to net income	133	(1,735)
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	1	18
Total items that will not be reclassified to net income	1	18
Other comprehensive income (loss), net of tax	134	(1,717)
Total comprehensive income (loss), net of tax	$1,525	$(662)
Total comprehensive income (loss) attributed to:
Non-controlling interests	$54	$26
Participating policyholders	(13)	(16)
Shareholders	1,484	(672)

Income Taxes included in Other Comprehensive Income (Loss)
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2017	2016
Income tax expense (recovery) on:
Unrealized foreign exchange gains/losses on translation of foreign operations	$-	$(2)
Unrealized foreign exchange gains/losses on net investment hedges	(14)	75
Unrealized gains/losses on available-for-sale financial securities	61	170
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	4	(89)
Unrealized gains/losses on cash flow hedges	23	(44)
Reclassification of realized gains/losses to net income on cash flow hedges	2	2
Change in pension and other post-employment plans	1	10
Total income tax expense	$77	$122
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2017

Consolidated Statements of Changes in Equity
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2017	2016
Preferred shares
Balance, beginning of period	$3,577	$2,693
Issued during the period (note 9)	-	425
Issuance costs, net of tax	-	(8)
Balance, end of period	3,577	3,110
Common shares
Balance, beginning of period	22,865	22,799
Issued on exercise of stock options	26	5
Balance, end of period	22,891	22,804
Contributed surplus
Balance, beginning of period	284	277
Exercise of stock options and deferred share units	(5)	(1)
Stock option expense	8	10
Balance, end of period	287	286
Shareholders' retained earnings
Balance, beginning of period	9,759	8,398
Net income attributed to shareholders	1,350	1,045
Preferred share dividends	(41)	(29)
Common share dividends	(403)	(340)
Balance, end of period	10,665	9,074
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	5,347	6,992
Change in actuarial gains (losses) on pension and other post-employment plans	1	18
Change in unrealized foreign exchange gains (losses) of net foreign operations	(128)	(1,726)
Change in unrealized gains (losses) on available-for-sale financial securities	205	108
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	55	(116)
Share of other comprehensive income (loss) of associates	1	(1)
Balance, end of period	5,481	5,275
Total shareholders' equity, end of period	42,901	40,549
Participating policyholders' equity
Balance, beginning of period	248	187
Net loss attributed to participating policyholders	(13)	(16)
Balance, end of period	235	171
Non-controlling interests
Balance, beginning of period	743	592
Net income attributed to non-controlling interests	54	26
Contributions (distributions), net	(2)	13
Balance, end of period	795	631
Total equity, end of period	$43,931	$41,351
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2017

Consolidated Statements of Cash Flows
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2017	2016
Operating activities
Net income	$1,391	$1,055
Adjustments:
Increase in insurance contract liabilities	1,451	12,158
Increase (decrease) in investment contract liabilities	54	(57)
Decrease in reinsurance assets	1,790	129
Amortization of discount on invested assets	35	21
Other amortization	131	137
Net realized and unrealized (gains) losses and impairments on assets	(1,228)	(9,914)
Deferred income tax expense	589	410
Stock option expense	8	10
Cash provided by operating activities before undernoted item	4,221	3,949
Changes in policy related and operating receivables and payables	(1,036)	(1,221)
Cash provided by operating activities	3,185	2,728
Investing activities
Purchases and mortgage advances	(21,366)	(23,576)
Disposals and repayments	17,746	18,168
Change in investment broker net receivables and payables	134	160
Net cash decrease from purchase of subsidiaries and businesses	-	(11)
Cash used in investing activities	(3,486)	(5,259)
Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	153	820
Issue of long-term debt, net (note 7)	-	2,246
Redemption of long-term debt	-	(8)
Issue of capital instruments, net (note 8)	994	-
Funds repaid, net	-	(2)
Secured borrowing from securitization transactions	191	149
Changes in deposits from Bank clients, net	378	75
Shareholders' dividends paid in cash	(444)	(394)
Contributions from (distribution to) non-controlling interests, net	(2)	13
Common shares issued, net (note 9)	26	5
Preferred shares issued, net (note 9)	-	417
Cash provided by financing activities	1,296	3,321
Cash and short-term securities
Increase during the period	995	790
Effect of foreign exchange rate changes on cash and short-term securities	(25)	(637)
Balance, beginning of period	14,238	17,002
Balance, end of period	15,208	17,155
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	15,151	17,885
Net payments in transit, included in other liabilities	(913)	(883)
Net cash and short-term securities, beginning of period	14,238	17,002
End of period
Gross cash and short-term securities	16,011	17,864
Net payments in transit, included in other liabilities	(803)	(709)
Net cash and short-term securities, end of period	$15,208	$17,155
Supplemental disclosures on cash flow information
Interest received	$2,538	$2,683
Interest paid	223	165
Income taxes paid	143	134
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2017

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1	Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation ("MFC") is a publicly traded company and the holding company of The Manufacturers Life Insurance Company ("MLI"), a Canadian life insurance company, and John Hancock Reassurance Company Ltd. ("JHRECO"), a Bermudian reinsurance company. MFC and its subsidiaries (collectively, "Manulife" or the "Company") is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife's international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers.  The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"), using accounting policies which are consistent with those used in the Company's 2016 Annual Consolidated Financial Statements, except as disclosed in note 2 below.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2016, included on pages 107 to 184 of the Company's 2016 Annual Report, as well as the disclosures on risk in the shaded area of sections E1 to E5 of the first quarter 2017 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three months ended March 31, 2017 were authorized for issue by MFC's Board of Directors on May 3, 2017.
Note 2	Accounting and Reporting Changes
(a)	Annual improvements to IFRS Standards 2014-2016 Cycle
Effective January 1, 2017, the Company adopted certain amendments issued within the Annual Improvements to IFRS Standards 2014-2016 Cycle, as issued by the IASB in December 2016. There are various minor amendments which are effective as of this quarter, with other amendments being effective January 1, 2018. The currently effective amendments were applied retrospectively. Adoption of these amendments did not have a significant impact on the Company's Consolidated Financial Statements.
(b)	Amendments to IAS 7 "Statement of Cash Flows"
Effective January 1, 2017, the Company adopted the amendments issued in January 2016 to IAS 7 "Statement of Cash Flows". These amendments were applied prospectively. These amendments require companies to provide information about changes in their financing liabilities. Adoption of these amendments did not have a significant impact on the Company's Consolidated Financial Statements.
(c)	Amendments to IAS 12 "Income Taxes"
 Effective January 1, 2017, the Company adopted the amendments issued in January 2016 to IAS 12 "Income Taxes". These amendments were applied retrospectively. The amendments clarify recognition of deferred tax assets relating to unrealized losses on debt instruments measured at fair value. A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity. The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable. In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset's carrying amount where probable. Adoption of these amendments did not have a significant impact on the Company's Consolidated Financial Statements.

Manulife Financial Corporation - First Quarter 2017

Note 3	Invested Assets and Investment Income
(a)	Carrying values and fair values of invested assets

As at March 31, 2017	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$427	$11,867	$3,717	$16,011	$16,011
Debt securities(5)
Canadian government and agency	18,138	6,907	-	25,045	25,045
U.S. government and agency	12,837	13,476	-	26,313	26,313
Other government and agency	18,836	2,507	-	21,343	21,343
Corporate	90,286	5,236	-	95,522	95,522
Mortgage/asset-backed securities	2,852	285	-	3,137	3,137
Public equities	17,181	3,586	-	20,767	20,767
Mortgages	-	-	44,245	44,245	45,754
Private placements	-	-	30,555	30,555	32,436
Policy loans	-	-	5,999	5,999	5,999
Loans to Bank clients	-	-	1,737	1,737	1,738
Real estate
Own use property	-	-	1,379	1,379	2,533
Investment property	-	-	12,847	12,847	12,847
Other invested assets
Alternative long-duration assets(6)	10,992	93	8,311	19,396	19,759
Various other	162	-	3,779	3,941	3,942
Total invested assets	$171,711	$43,957	$112,569	$328,237	$333,146
As at December 31, 2016	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$269	$11,705	$3,177	$15,151	$15,151
Debt securities(5)
Canadian government and agency	18,030	6,715	-	24,745	24,745
U.S. government and agency	13,971	13,333	-	27,304	27,304
Other government and agency	18,629	2,312	-	20,941	20,941
Corporate	87,374	5,041	-	92,415	92,415
Mortgage/asset-backed securities	2,886	331	-	3,217	3,217
Public equities	16,531	2,965	-	19,496	19,496
Mortgages	-	-	44,193	44,193	45,665
Private placements	-	-	29,729	29,729	31,459
Policy loans	-	-	6,041	6,041	6,041
Loans to Bank clients	-	-	1,745	1,745	1,746
Real estate
Own use property	-	-	1,376	1,376	2,524
Investment property	-	-	12,756	12,756	12,756
Other invested assets
Alternative long-duration assets(6)	10,707	96	8,048	18,851	19,193
Various other	164	-	3,745	3,909	3,910
Total invested assets	$168,561	$42,498	$110,810	$321,869	$326,563

(1)
The FVTPL classification was elected for securities backing insurance contract liabilities in order to substantially reduce any accounting mismatch arising from changes in the value of these assets and changes in the value of the related insurance contract liabilities. There would otherwise be a mismatch if the available-for-sale ("AFS") classification was selected because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)	Primarily includes assets classified as loans and carried at amortized cost, own use property, investment property, equity method accounted investments, oil and gas investments, and leveraged leases.
(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $3,518 (December 31, 2016 – $3,111) cash equivalents with maturities of less than 90 days at acquisition amounting to $8,776 (December 31, 2016 – $8,863) and cash of $3,717 (December 31, 2016 – $3,177).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $608 and $59, respectively (December 31, 2016 – $893 and $192, respectively).
(6)
Includes investments in private equity of $4,815, power and infrastructure of $6,728, oil and gas of $2,180, timber and agriculture sectors of $5,163 and various other invested assets of $510 (December 31, 2016 – $4,619,  $6,679,  $2,093, $4,972 and $488, respectively).

Manulife Financial Corporation - First Quarter 2017

(b)	Investment income
For the three months ended March 31,	2017	2016
Interest income	$2,619	$2,658
Dividend, rental and other income	591	424
Net recoveries (impairments and provisions)	(1)	(131)
Other	108	349
	3,317	3,300
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	548	3,979
Public equities	702	(2)
Mortgages	8	27
Private placements	(35)	(25)
Real estate	62	32
Other invested assets	(30)	(39)
Derivatives, including macro equity hedging program	(665)	4,890
	590	8,862
Total investment income	$3,907	$12,162
(c)	Fair value measurement
The following tables present the fair value of the Company's invested assets and segregated funds net assets, measured at fair value in the Consolidated Statements of Financial Position and categorized by the fair value hierarchy.
As at March 31, 2017	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$427	$-	$427	$-
AFS	11,867	-	11,867	-
Other	3,717	3,717	-	-
Debt securities
FVTPL
Canadian government and agency	18,138	-	18,138	-
U.S. government and agency	12,837	-	12,837	-
Other government and agency	18,836	-	18,594	242
Corporate	90,286	2	89,596	688
Residential mortgage/asset-backed securities	9	-	7	2
Commercial mortgage/asset-backed securities	602	-	602	-
Other securitized assets	2,241	-	2,209	32
AFS
Canadian government and agency	6,907	-	6,907	-
U.S. government and agency	13,476	-	13,476	-
Other government and agency	2,507	-	2,457	50
Corporate	5,236	-	5,158	78
Residential mortgage/asset-backed securities	61	-	60	1
Commercial mortgage/asset-backed securities	109	-	109	-
Other securitized assets	115	-	114	1
Public equities
FVTPL	17,181	17,174	-	7
AFS	3,586	3,584	2	-
Real estate - investment property(1)	12,847	-	-	12,847
Other invested assets(2)	15,344	-	-	15,344
Segregated funds net assets(3)	323,118	285,123	33,625	4,370
Total	$559,447	$309,600	$216,185	$33,662

Manulife Financial Corporation - First Quarter 2017

As at December 31, 2016	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$269	$-	$269	$-
AFS	11,705	-	11,705	-
Other	3,177	3,177	-	-
Debt securities
FVTPL
Canadian government and agency	18,030	-	18,030	-
U.S. government and agency	13,971	-	13,971	-
Other government and agency	18,629	-	18,357	272
Corporate	87,374	2	86,721	651
Residential mortgage/asset-backed securities	10	-	8	2
Commercial mortgage/asset-backed securities	680	-	674	6
Other securitized assets	2,196	-	2,161	35
AFS
Canadian government and agency	6,715	-	6,715	-
U.S. government and agency	13,333	-	13,333	-
Other government and agency	2,312	-	2,261	51
Corporate	5,041	-	4,967	74
Residential mortgage/asset-backed securities	65	-	64	1
Commercial mortgage/asset-backed securities	123	-	121	2
Other securitized assets	143	-	141	2
Public equities
FVTPL	16,531	16,524	-	7
AFS	2,965	2,963	2	-
Real estate - investment property(1)	12,756	-	-	12,756
Other invested assets(2)	14,849	-	-	14,849
Segregated funds net assets(3)	315,177	278,066	32,537	4,574
Total	$546,051	$300,732	$212,037	$33,282

(1)
For real estate investment property, the significant unobservable inputs are capitalization rates (ranging from 3.50% to 9.00% during the period and ranging from 3.75% to 9.75% during the year 2016) and terminal capitalization rates (ranging from 4.1% to 9.25% during the period and ranging from 4.1% to 10.00% during the year 2016). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)
Other invested assets measured at fair value are held primarily in the power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company's power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 9.20% to 15.0% (for the year ended December 31, 2016 – ranged from 9.63% to 16.0%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company's investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.5% (for the year ended December 31, 2016 – ranged from 5.0% to 7.5%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)	Segregated funds net assets are measured at fair value. The Company's Level 3 segregated funds assets are predominantly invested in timberland properties valued as described above.

Manulife Financial Corporation - First Quarter 2017

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following tables disclose the summarized fair value information categorized by the hierarchy, together with the related carrying values.

As at March 31, 2017	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$44,245	$45,754	$-	$-	$45,754
Private placements	30,555	32,436	-	26,732	5,704
Policy loans	5,999	5,999	-	5,999	-
Loans to Bank clients	1,737	1,738	-	1,738	-
Real estate - own use property	1,379	2,533	-	-	2,533
Other invested assets(1)	7,993	8,357	57	-	8,300
Total invested assets disclosed at fair value	$91,908	$96,817	$57	$34,469	$62,291
As at December 31, 2016	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$44,193	$45,665	$-	$-	$45,665
Private placements	29,729	31,459	-	26,073	5,386
Policy loans	6,041	6,041	-	6,041	-
Loans to Bank clients	1,745	1,746	-	1,746	-
Real estate - own use property	1,376	2,524	-	-	2,524
Other invested assets(1)	7,911	8,254	54	-	8,200
Total invested assets disclosed at fair value	$90,995	$95,689	$54	$33,860	$61,775

(1)
Other invested assets disclosed at fair value include $3,370 (December 31, 2016 - $3,368) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company's policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the three months ended March 31, 2017 and 2016, the Company had nil transfers from Level 1 to Level 2 (March 31, 2016 –  nil). Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company also had nil transfers from Level 2 to Level 1 during the three months ended March 31, 2017 (March 31, 2016 – nil).
For segregated funds net assets, the Company had nil transfers from Level 1 to Level 2 for the three months ended March 31, 2017 and 2016. The Company had $1 transfers from Level 2 to Level 1 for the three months ended March 31, 2017 and 2016.
Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies the fair values of invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company's own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation - First Quarter 2017

The following tables present a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2017 and 2016:

For the three months ended March 31, 2017	Balance as at\ January 1, 2017	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance as at March 31, 2017	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$272	$1	$-	$2	$(28)	$(6)	$-	$-	$1	$242	$1
Corporate	651	5	-	26	(17)	(8)	24	-	7	688	3
Residential mortgage/asset-backed securities	2	-	-	-	-	-	-	-	-	2	-
Commercial mortgage/asset-backed securities	6	-	-	-	(5)	(1)	-	-	-	-	-
Other securitized assets	35	-	-	-	-	(3)	-	-	-	32	-
	966	6	-	28	(50)	(18)	24	-	8	964	4
AFS
Other government & agency	51	-	-	4	(3)	(2)	-	-	-	50	-
Corporate	74	-	-	8	(3)	(2)	-	-	1	78	-
Residential mortgage/asset-backed securities	1	-	(1)	-	-	-	-	-	1	1	-
Commercial mortgage/asset-backed securities	2	-	-	-	(1)	(1)	-	-	-	-	-
Other securitized assets	2	-	-	-	-	-	-	-	(1)	1	-
	130	-	(1)	12	(7)	(5)	-	-	1	130	-
Public equities
FVTPL	7	-	-	-	-	-	-	-	-	7	-
	7	-	-	-	-	-	-	-	-	7	-
Real estate - investment property	12,756	56	-	178	(96)	-	-	-	(47)	12,847	51
Other invested assets	14,849	(26)	1	879	(116)	(197)	-	-	(46)	15,344	(38)
	27,605	30	1	1,057	(212)	(197)	-	-	(93)	28,191	13
Segregated funds net assets	4,574	24	-	20	(45)	(1)	-	(184)	(18)	4,370	20
Total	$33,282	$60	$-	$1,117	$(314)	$(221)	$24	$(184)	$(102)	$33,662	$37

Manulife Financial Corporation - First Quarter 2017

For the three months ended March 31, 2016	Balance as at January 1, 2016	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance as at March 31, 2016	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$310	$10	$-	$2	$(6)	$(4)	$-	$-	$6	$318	$10
Corporate	903	-	-	35	(56)	(4)	-	(83)	(6)	789	(1)
Residential mortgage/asset-backed securities	15	-	-	-	(3)	(1)	-	-	(1)	10	-
Commercial mortgage/asset-backed securities	70	-	-	-	(14)	(1)	-	-	(4)	51	(2)
Other securitized assets	48	1	-	-	-	(2)	-	-	(3)	44	1
	1,346	11	-	37	(79)	(12)	-	(83)	(8)	1,212	8
AFS
Other government & agency	42	-	2	2	(1)	-	-	-	1	46	-
Corporate	90	-	(1)	7	(5)	(2)	-	-	1	90	-
Residential mortgage/asset-backed securities	8	-	-	-	(1)	-	-	-	-	7	-
Commercial mortgage/asset-backed securities	4	-	-	-	-	-	-	-	-	4	-
Other securitized assets	5	1	1	-	-	(2)	-	-	-	5	-
	149	1	2	9	(7)	(4)	-	-	2	152	-
Public equities
FVTPL	1	-	-	-	-	-	-	-	-	1	-
	1	-	-	-	-	-	-	-	-	1	-
Real estate - investment property	13,968	23	-	150	(7)	-	-	-	(573)	13,561	22
Other invested assets	12,977	(19)	1	458	(19)	(147)	-	-	(669)	12,582	(3)
	26,945	4	1	608	(26)	(147)	-	-	(1,242)	26,143	19
Segregated funds net assets	4,656	-	-	211	(46)	(10)	43	(4)	(166)	4,684	4
Total	$33,097	$16	$3	$865	$(158)	$(173)	$43	$(87)	$(1,414)	$32,192	$31

(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.
(2)	These amounts, except for the amount related to segregated funds net assets, are included in AOCI on the Consolidated Statements of Financial Position.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses fair value of the assets at the beginning of period.
Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.
Note 4	Derivative and Hedging Instruments
Fair value of derivatives
The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships are summarized in the following table.

Manulife Financial Corporation - First Quarter 2017

		March 31, 2017			December 31, 2016
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$334	$1	$8	$2,158	$-	$477
	Foreign currency swaps	90	1	3	91	1	3
Cash flow hedges	Foreign currency swaps	1,306	5	410	1,285	-	447
	Forward contracts	233	-	19	255	-	23
	Equity contracts	212	18	3	126	21	1
Total derivatives in qualifying hedge accounting relationships		2,175	25	443	3,915	22	951
Derivatives not designated in qualifying hedge accounting relationships
Interest rate swaps		277,979	16,448	8,442	281,188	21,900	10,878
Interest rate futures		14,092	-	-	11,616	-	-
Interest rate options		10,045	361	-	9,390	376	-
Foreign currency swaps		13,336	429	1,412	12,226	347	1,645
Currency rate futures		4,364	-	-	4,729	-	-
Forward contracts		17,067	416	502	15,411	340	644
Equity contracts		14,687	623	34	14,989	669	33
Credit default swaps		685	18	-	662	18	-
Equity futures		15,207	-	-	16,072	-	-
Total derivatives not designated in qualifying hedge accounting relationships		367,462	18,295	10,390	366,283	23,650	13,200
Total derivatives		$369,637	$18,320	$10,833	$370,198	$23,672	$14,151
The total notional value of $370 billion (December 31, 2016 – $370 billion) includes $155 billion (December 31, 2016 – $177 billion) related to derivatives utilized in the Company's variable annuity guarantee dynamic hedging and macro equity risk hedging programs. As a result of the Company's variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in materially lower net fair value exposure to the Company than what the gross notional amount would suggest.
Fair value of derivative instruments is summarized by term to maturity in the following table. The fair values shown do not incorporate the impact of master netting agreements (refer to note 6).

	Remaining term to maturity
As at March 31, 2017	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$503	$707	$589	$16,521	$18,320
Derivative liabilities	561	406	333	9,533	10,833
	Remaining term to maturity
As at December 31, 2016	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$467	$680	$719	$21,806	$23,672
Derivative liabilities	593	595	511	12,452	14,151

Manulife Financial Corporation - First Quarter 2017

The following tables present fair value of derivative contracts categorized by hierarchy.

As at March 31, 2017	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$17,213	$-	$16,718	$495
Foreign exchange contracts	448	-	448	-
Equity contracts	641	-	190	451
Credit default swaps	18	-	18	-
Total derivative assets	$18,320	$-	$17,374	$946
Derivative liabilities
Interest rate contracts	$8,941	$-	$8,214	$727
Foreign exchange contracts	1,855	-	1,855	-
Equity contracts	37	-	1	36
Total derivative liabilities	$10,833	$-	$10,070	$763
As at December 31, 2016	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$22,602	$-	$22,045	$557
Foreign exchange contracts	362	-	361	1
Equity contracts	690	-	182	508
Credit default swaps	18	-	18	-
Total derivative assets	$23,672	$-	$22,606	$1,066
Derivative liabilities
Interest rate contracts	$11,984	$-	$11,114	$870
Foreign exchange contracts	2,133	-	2,133	-
Equity contracts	34	-	1	33
Total derivative liabilities	$14,151	$-	$13,248	$903

The following table presents a roll forward for net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

For the three months ended March 31,	2017	2016
Balance as at January 1,	$163	$350
Net realized / unrealized gains (losses) included in:
Net income(1)	56	805
OCI(2)	(10)	(2)
Purchases	31	34
Settlements	9	13
Transfers
Into Level 3(3)	-	-
Out of Level 3(3)	(68)	(125)
Currency movement	2	(63)
Balance as at March 31	$183	$1,012
Change in unrealized gains (losses) on instruments still held	$95	$858
(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)
For items that are transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period). Transfers out of Level 3 occur when inputs used to price the assets and liabilities become available from observable market data.

Note 5	Insurance and Investment Contract Liabilities
(a)	Insurance and investment contracts
The Company monitors experience and reviews assumptions used in the calculation of insurance and investment contract liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business.  Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in insurance and investment contract liabilities, and reinsurance assets.
For the three months ended March 31, 2017, there were no changes in assumptions and model enhancements (March 31, 2016 - decrease in insurance and investment contract liabilities of $35 net of reinsurance and an increase in net income attributed to shareholders of $12).

Manulife Financial Corporation - First Quarter 2017

(b)	Investment contracts – Fair value measurement
As at March 31, 2017, the fair value of investment contract liabilities measured at fair value was $639 (December 31, 2016 – $631). Carrying value and fair value of investment contract liabilities measured at amortized cost were $2,610 and $2,893, respectively (December 31, 2016  ̶  $2,644 and $2,905, respectively).
(c)	Gross claims and benefits
The following table presents a breakdown of gross claims and benefits for the three months ended March 31, 2017 and 2016.

For the three months ended March 31,	2017	2016
Death, disability and other claims	$3,817	$3,476
Maturity and surrender benefits	1,615	1,703
Annuity payments	1,115	1,098
Policyholder dividends and experience rating refunds	297	242
Net transfers from segregated funds	(241)	(21)
Total	$6,603	$6,498

Note 6	Risk Management
The Company's risk management policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company's 2016 Annual Consolidated Financial Statements as well as the shaded tables and text under the "Risk Management " section of the Management Discussion and Analysis ("MD&A") in the 2016 Annual Report.
(a)	Risk disclosures included in the first quarter's MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publically traded equity performance risk and interest rate, spread risk and alternative long-duration asset performance risk are disclosed in sections E1 to E5 of the First Quarter 2017 Management Discussion and Analysis.  These disclosures are in accordance with IFRS 7 "Financial Instruments: Disclosures" and IAS 34 "Interim Financial Reporting", and are an integral part of these Interim Consolidated Financial Statements.
(b)	Credit risk
(i)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.
The following table summarizes the credit quality and carrying value of commercial mortgages and private placements.

As at March 31, 2017	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$96	$1,650	$4,360	$2,053	$-	$7	$8,166
Office	63	1,284	4,122	1,885	11	35	7,400
Multi-family residential	628	1,382	1,875	822	-	-	4,707
Industrial	20	355	1,470	749	181	-	2,775
Other	412	257	1,321	555	54	-	2,599
Total commercial mortgages	1,219	4,928	13,148	6,064	246	42	25,647
Agricultural mortgages	-	147	60	444	138	-	789
Private placements	1,120	4,368	11,423	11,736	1,008	900	30,555
Total	$2,339	$9,443	$24,631	$18,244	$1,392	$942	$56,991

Manulife Financial Corporation - First Quarter 2017

As at December 31, 2016	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$97	$1,620	$4,391	$2,085	$-	$7	$8,200
Office	68	1,255	3,972	1,938	55	36	7,324
Multi-family residential	656	1,362	1,944	844	-	-	4,806
Industrial	22	360	1,452	831	169	-	2,834
Other	428	261	1,323	493	60	-	2,565
Total commercial mortgages	1,271	4,858	13,082	6,191	284	43	25,729
Agricultural mortgages	-	151	61	469	141	-	822
Private placements	1,086	4,466	10,672	11,605	936	964	29,729
Total	$2,357	$9,475	$23,815	$18,265	$1,361	$1,007	$56,280

The credit quality of residential mortgages and loans to Manulife Bank of Canada clients is assessed at least annually with the loan being performing or non-performing as the key credit quality indicator.
The following table summarizes the carrying value of residential mortgages and loans to Bank clients.

As at	March 31, 2017			December 31, 2016
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$7,537	$10,256	$17,793	$7,574	$10,050	$17,624
Non-performing(1)	6	10	16	6	13	19
Loans to Bank clients
Performing	n/a	1,735	1,735	n/a	1,743	1,743
Non-performing(1)	n/a	2	2	n/a	2	2
Total	$7,543	$12,003	$19,546	$7,580	$11,808	$19,388

(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.

(ii)	Past due or credit impaired financial assets
The following table summarizes the carrying value or impaired value, in the case of impaired debt securities, of the Company's financial assets that are considered past due or impaired.

	Past due but not impaired
As at March 31, 2017	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$-	$-	$-	$40	$-
AFS	57	3	60	-	-
Private placements	115	71	186	64	74
Mortgages and loans to Bank clients	60	15	75	30	27
Other financial assets	78	52	130	1	-
Total	$310	$141	$451	$135	$101
	Past due but not impaired
As at December 31, 2016	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$90	$-	$90	$38	$-
AFS	16	9	25	-	-
Private placements	215	64	279	152	92
Mortgages and loans to Bank clients	50	20	70	33	26
Other financial assets	57	54	111	8	-
Total	$428	$147	$575	$231	$118

Manulife Financial Corporation - First Quarter 2017

(c)	Securities lending, repurchase and reverse repurchase transactions
As at March 31, 2017, the Company had loaned securities (which are included in invested assets), with a market value of $1,979 (December 31, 2016 – $1,956). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at March 31, 2017, the Company had engaged in reverse repurchase transactions of $395 (December 31, 2016 – $250) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $409 as at March 31, 2017 (December 31, 2016 – $255) which are recorded as payables.
(d)	Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps ("CDSs") in order to complement its cash debt securities investing.  The Company will not write CDS protection in excess of its government bond holdings.
The following tables provide details of the CDS protection sold by type of contract and external agency rating for the underlying reference security.

As at March 31, 2017	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$13	$-	2
AA	37	1	3
A	473	13	4
BBB	162	4	3
Total single name CDSs	$685	$18	4
Total CDS protection sold	$685	$18	4
As at December 31, 2016	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$13	$-	2
AA	37	1	3
A	457	13	4
BBB	155	4	3
Total single name CDSs	$662	$18	4
Total CDS protection sold	$662	$18	4

(1)	Rating agency designations are based on S&P, where available, followed by Moody's, DBRS and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.

The Company held no purchased credit protection as at March 31, 2017 and December 31, 2016.
(e)	Derivatives
The Company's point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with counterparties rated BBB+ or higher. As at March 31, 2017, the percentage of the Company's derivative exposure which was with counterparties rated AA- or higher amounted to 19 per cent (December 31, 2016 – 22 per cent). As at March 31, 2017, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $3,685 (December 31, 2016 – $3,891). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was nil (December 31, 2016 – nil).

Manulife Financial Corporation - First Quarter 2017

(f)	Offsetting financial assets and financial liabilities
Certain derivatives, securities lending and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.  In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate assets the Company holds as collateral to offset against obligations to the same counterparty.
The following table presents the effect of conditional master netting and similar arrangements.  Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at March 31, 2017	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$19,010	$(9,160)	$(9,818)	$32	$32
Securities lending	1,979	-	(1,979)	-	-
Reverse repurchase agreements	395	-	(395)	-	-
Total financial assets	$21,384	$(9,160)	$(12,192)	$32	$32
Financial liabilities
Derivative liabilities	$(11,745)	$9,160	$2,308	$(277)	$(50)
Repurchase agreements	(409)	-	407	(2)	(2)
Total financial liabilities	$(12,154)	$9,160	$2,715	$(279)	$(52)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2016	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$24,603	$(12,031)	$(12,382)	$190	$189
Securities lending	1,956	-	(1,956)	-	-
Reverse repurchase agreements	250	-	(250)	-	-
Total financial assets	$26,809	$(12,031)	$(14,588)	$190	$189
Financial liabilities
Derivative liabilities	$(15,095)	$12,031	$2,800	$(264)	$(42)
Repurchase agreements	(255)	-	255	-	-
Total financial liabilities	$(15,350)	$12,031	$3,055	$(264)	$(42)

(1)	Financial assets and liabilities in the above table include accrued interest of $698 and $912 respectively (December 31, 2016 – $935 and $944 respectively).
(2)
Financial and cash collateral excludes over-collateralization. As at March 31, 2017, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $848, $426, $110 and nil, respectively (December 31, 2016 – $398, $494, $107 and $1, respectively). As at March 31, 2017, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts

(3)
The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered into with these trusts.

Manulife Financial Corporation - First Quarter 2017

Note 7	Long-Term Debt
(a)	Carrying value of long-term debt instruments

				March 31,	December 31,
As at	Issue date	Maturity date	Par value	2017	2016
4.70% Senior notes(1)	June 23, 2016	June 23, 2046	US$1,000	$1,323	$1,333
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	986	994
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	359	361
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,322	1,333
4.90% Senior notes(1)	September 17, 2010	September 17, 2020	US$500	664	669
7.768% Medium term notes	April 8, 2009	April 8, 2019	$600	599	599
5.505% Medium term notes	June 26, 2008	June 26, 2018	$400	400	400
Other notes payable	n/a	n/a	n/a	8	7
Total				$5,661	$5,696

(1)
These U.S. dollar senior notes have been designated as hedges of the Company's net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(b)	Fair value measurement
Fair value of a long-term debt instrument is determined using quoted market prices where available (Level 1).  When quoted market prices are not available, fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2017, fair value of long-term debt was $6,080 (December 31, 2016 – $6,100). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2016 – Level 2).
Note 8	Capital Instruments
(a)	Carrying value of capital instruments

					March 31,	December 31,
As at	Issue date	Maturity date	Par value		2017	2016
Senior debenture notes - 7.535% fixed/floating	July 10, 2009	December 31, 2108		$1,000	$1,000	$1,000
Subordinated note - floating	December 14, 2006	December 15, 2036		$650	647	647
Subordinated notes - 4.061% fixed/fixed reset(1)	February 24, 2017	February 24, 2032	US$750		993	-
Subordinated debentures - 3.181% fixed/floating	November 20, 2015	November 22, 2027		$1,000	996	996
Subordinated debentures - 3.85% fixed/fixed reset	May 25, 2016	May 25, 2026	S$	500	474	461
Subordinated debentures - 2.389% fixed/floating	June 1, 2015	January 5, 2026		$350	349	349
Subordinated debentures - 2.10% fixed/floating	March 10, 2015	June 1, 2025		$750	748	747
Subordinated debentures - 2.64% fixed/floating	December 1, 2014	January 15, 2025		$500	499	499
Subordinated debentures - 2.811% fixed/floating	February 21, 2014	February 21, 2024		$500	499	499
Surplus notes - 7.375% U.S. dollar	February 25, 1994	February 15, 2024	US$450		622	627
Subordinated debentures - 2.926% fixed/floating	November 29, 2013	November 29, 2023		$250	249	249
Subordinated debentures - 2.819% fixed/floating	February 25, 2013	February 26, 2023		$200	200	200
Subordinated debentures - 3.938% fixed/floating	September 21, 2012	September 21, 2022		$400	404	407
Subordinated debentures - 4.165% fixed/floating	February 17, 2012	June 1, 2022		$500	499	499
Total					$8,179	$7,180

(1)
Issued by MFC during the period, interest is payable semi-annually. After February 24, 2027, the interest rate will reset to equal the 5-Year Mid-Swap rate plus 1.647%. With regulatory approval, MFC may redeem the notes, in whole, but not in part, on February 24, 2027, at a redemption price equal to par, together with accrued and unpaid interest.

(b)	Fair value measurement
Fair value of capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

Manulife Financial Corporation - First Quarter 2017

Capital instruments are measured at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2017, fair value of capital instruments was $8,501 (December 31, 2016 – $7,417). Capital instruments were categorized in Level 2 of the fair value hierarchy (December 31, 2016 – Level 2).
Note 9	Share Capital and Earnings Per Share
(a)	Preferred shares
The changes in issued and outstanding preferred shares are as follows.

	2017		2016
For the periods ended March 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	146	$3,577	110	$2,693
Issued, Class 1 shares, Series 21	-	-	17	425
Issuance costs, net of tax	-	-	-	(8)
Balance, March 31	146	$3,577	127	$3,110

Further information on the preferred shares outstanding is as follows.

As at March 31, 2017	Issue date	Annual dividend rate(1)	Earliest redemption date(2)	Number of shares (in millions)	Face amount	Net amount(3)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294
Class 1 preferred shares
Series 3(4),(5)	March 11, 2011	2.178%	June 19, 2021	6	158	155
Series 4	June 20, 2016	floating(6)	n/a	2	42	41
Series 5(4),(5)	December 6, 2011	3.891%	December 19, 2021	8	200	195
Series 7(4),(5),(7)	February 22, 2012	4.312%	March 19, 2022	10	250	244
Series 9(4),(5)	May 24, 2012	4.40%	September 19, 2017	10	250	244
Series 11(4),(5)	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13(4),(5)	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15(4),(5)	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17(4),(5)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19(4),(5)	December 3, 2014	3.80%	March 19, 2020	10	250	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417
Series 23(4),(5)	November 22, 2016	4.85%	March 19, 2022	19	475	467
Total				146	$3,650	$3,577

(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)
Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares, MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2021 and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.
(4)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, Series 21 – 4.97% and Series 23 – 3.83%.

(5)
On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three month Government of Canada treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 will equal the three month Government of Canada Treasury bill yield plus 1.41%.
(7)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 7 on March 19, 2017 (the earliest redemption date). Dividend rate for Class 1 Shares Series 7 was reset as specified in footnote 4 above to an annual fixed rate of 4.312% for a five year period commencing on March 20, 2017.

(b)	Common shares
As at March 31, 2017, there were 32 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2016 – 31 million).

Manulife Financial Corporation - First Quarter 2017

For the	three months ended	year ended
Number of common shares (in millions)	March 31, 2017	December 31, 2016
Balance, beginning of period	1,975	1,972
Issued on exercise of stock options and deferred share units	2	3
Balance, end of period	1,977	1,975

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.
For the three months ended March 31,	2017	2016
Weighted average number of common shares (in millions)	1,976	1,972
Dilutive stock-based awards(1) (in millions)	8	4
Weighted average number of diluted common shares (in millions)	1,984	1,976
(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(c)	Earnings per share
The following table presents basic and diluted earnings per common share of the Company.
For the three months ended March 31,	2017	2016
Basic earnings per common share	$0.66	$0.51
Diluted earnings per common share	0.66	0.51

Note 10	Employee Future Benefits
The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents.  Information about the cost of the Company's material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended March 31,	2017	2016	2017	2016
Defined benefit current service cost	$13	$13	$-	$-
Defined benefit administrative expenses	1	1	-	1
Service cost	14	14	-	1
Interest on net defined benefit (asset) liability	4	7	1	1
Defined benefit cost	18	21	1	2
Defined contribution cost	22	19	-	-
Net benefit cost	$40	$40	$1	$2

Note 11	Commitments and Contingencies
(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or its capacity as an investment adviser, employer, or taxpayer.  Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
Two class actions against the Company were certified and pending in Quebec and Ontario. The actions were based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products.  On January 31, 2017, the Company announced that it had

Manulife Financial Corporation - First Quarter 2017

reached an agreement to settle both of these class actions for a total payment of $69 million.  The entire payment is covered by insurance and the Company made no admission of liability.  The settlement agreement is subject to approval by both the Ontario and Quebec Courts. At an approval hearing in Ontario on April 28, 2017, the court signed an Order approving the settlement.  At an approval hearing in Quebec on April 20-21, 2017, the court indicated its intention to approve the settlement, although the Company is still awaiting the written Order.

Two class actions against John Hancock Life Insurance Company (U.S.A.) ("JHUSA") are pending, one in New York and one in California, in which claims are made that JHUSA breached, and continues to breach, the contractual terms of certain universal life policies issued between approximately 1990 and 2006 by including impermissible charges in its cost of insurance (COI) calculations. The Company believes that its COI calculations have been, and continue to be, in accordance with the terms of the policies and intends to vigorously defend these actions. The case pending in California (Larson v. John Hancock (U.S.A.)) was certified as a class of approximately 107,000 current and former owners of Flex V policies and class notice will be distributed to class members under supervision of the court.  Both cases are still in the discovery stage and it is premature to attempt to predict any outcome or range of outcomes for either of these matters.
(b)	Guarantees
(i)	Guarantees regarding Manulife Finance (Delaware), L.P. ("MFLP")
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly-owned unconsolidated partnership.
(ii)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee, as amended and restated on January 13, 2017, of Class A and Class B Shares of MLI and any other class of preferred shares that rank in parity with Class A Shares or Class B Shares of MLI. For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $500 issued on February 17, 2012; $200 issued on February 25, 2013; $250 issued on November 29, 2013; $500 issued on February 21, 2014; $500 issued on December 1, 2014; $750 issued on March 10, 2015; $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.
On July 1, 2015, MFC provided a subordinated guarantee of $400 for the subordinated debentures assumed by MLI as part of the Standard Life acquisition on the wind up of the Standard Life Assurance Company of Canada ("SCDA") on that date. SCDA was acquired by MLI on January 30, 2015.
The following table sets forth certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information

For the three months ended March 31, 2017	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$13	$13,342	$497	$(302)	$13,550	$8
Net income (loss) attributed to shareholders	1,350	1,260	146	(1,406)	1,350	-
For the three months ended March 31, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$42	$21,308	$1,706	$(1,337)	$21,719	$(3)
Net income (loss) attributed to shareholders	1,045	790	159	(949)	1,045	(10)

Manulife Financial Corporation - First Quarter 2017

Condensed Consolidated Statements of Financial Position Information

As at March 31, 2017	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Invested assets	$85	$321,593	$6,559	$-	$328,237	$6
Total other assets	50,638	93,910	15,048	(82,604)	76,992	1,090
Segregated funds net assets	-	323,118	-	-	323,118	-
Insurance contract liabilities	-	298,198	19,304	(18,686)	298,816	-
Investment contract liabilities	-	3,249	-	-	3,249	-
Segregated funds net liabilities	-	323,118	-	-	323,118	-
Total other liabilities	7,822	63,875	1,174	(13,638)	59,233	888
As at December 31, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Invested assets	$161	$315,201	$6,507	$-	$321,869	$6
Total other assets	48,073	99,718	15,136	(79,292)	83,635	1,085
Segregated funds net assets	-	315,177	-	-	315,177	-
Insurance contract liabilities	-	296,896	19,122	(18,513)	297,505	-
Investment contract liabilities	-	3,275	-	-	3,275	-
Segregated funds net liabilities	-	315,177	-	-	315,177	-
Total other liabilities	6,402	66,999	1,539	(13,039)	61,901	882

(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) ("JHUSA")
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 14.

Manulife Financial Corporation - First Quarter 2017

Note 12	Segmented Information
The Company's reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  Revenue from the Company's divisions is derived principally from life and health insurance, investment management and annuities and mutual funds.  The Corporate and Other segment is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Property and Casualty Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health and consolidation reclassification entries.  Effective January 1, 2017, the operations of Manulife Asset Management are being reflected in the respective Divisional results.  These are reported in the Corporate and Other Segment for 2016.
By segment

As at and for the three months ended	Asia	Canadian	U.S.	Corporate
March 31, 2017	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$3,258	$1,089	$1,626	$21	$5,994
Annuities and pensions	732	134	190	-	1,056
Net premium income	3,990	1,223	1,816	21	7,050
Net investment income	946	1,307	1,640	14	3,907
Other revenue	398	816	1,567	(188)	2,593
Total revenue	5,334	3,346	5,023	(153)	13,550
Contract benefits and expenses
Life and health insurance	3,059	1,481	3,408	9	7,957
Annuities and pensions	276	496	(983)	-	(211)
Net benefits and claims	3,335	1,977	2,425	9	7,746
Interest expense	39	70	-	150	259
Other expenses	1,194	1,133	1,501	(20)	3,808
Total contract benefits and expenses	4,568	3,180	3,926	139	11,813
Income (loss) before income taxes	766	166	1,097	(292)	1,737
Income tax recovery (expense)	(106)	(11)	(329)	100	(346)
Net income (loss)	660	155	768	(192)	1,391
Less net income (loss) attributed to:
Non-controlling interests	53	-	-	1	54
Participating policyholders	20	(33)	-	-	(13)
Net income (loss) attributed to shareholders	$587	$188	$768	$(193)	$1,350
Total assets	$98,960	$219,103	$388,618	$21,666	$728,347

Manulife Financial Corporation - First Quarter 2017

As at and for the three months ended	Asia	Canadian	U.S.	Corporate
March 31, 2016	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$3,012	$1,068	$1,626	$22	$5,728
Annuities and pensions	1,153	166	(319)	-	1,000
Net premium income	4,165	1,234	1,307	22	6,728
Net investment income	1,959	2,732	7,219	252	12,162
Other revenue	242	820	1,464	303	2,829
Total revenue	6,366	4,786	9,990	577	21,719
Contract benefits and expenses
Life and health insurance	3,979	1,393	5,827	225	11,424
Annuities and pensions	1,188	1,557	2,503	-	5,248
Net benefits and claims	5,167	2,950	8,330	225	16,672
Interest expense	35	48	6	112	201
Other expenses	973	1,007	1,333	180	3,493
Total contract benefits and expenses	6,175	4,005	9,669	517	20,366
Income (loss) before income taxes	191	781	321	60	1,353
Income tax recovery (expense)	(40)	(194)	(80)	16	(298)
Net income (loss)	151	587	241	76	1,055
Less net income (loss) attributed to:
Non-controlling interests	29	-	-	(3)	26
Participating policyholders	1	(13)	-	(4)	(16)
Net income (loss) attributed to shareholders	$121	$600	$241	$83	$1,045
Total assets	$84,646	$206,873	$368,439	$35,758	$695,716

The results of the Company's business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company's Corporate and Other segment into the different geographic segments to which its businesses pertain.
By geographic location

For the three months ended
March 31, 2017	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$3,276	$980	$1,626	$112	$5,994
Annuities and pensions	732	134	190	-	1,056
Net premium income	4,008	1,114	1,816	112	7,050
Net investment income	1,000	1,301	1,561	45	3,907
Other revenue	366	718	1,524	(15)	2,593
Total revenue	$5,374	$3,133	$4,901	$142	$13,550

For the three months ended
March 31, 2016	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$3,031	$947	$1,627	$123	$5,728
Annuities and pensions	1,153	166	(319)	-	1,000
Net premium income	4,184	1,113	1,308	123	6,728
Net investment income	2,127	2,704	7,301	30	12,162
Other revenue	257	845	1,721	6	2,829
Total revenue	$6,568	$4,662	$10,330	$159	$21,719

Manulife Financial Corporation - First Quarter 2017

Note 13	Segregated Funds
The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively "net assets"). The carrying value and change in segregated funds net assets are as follows.
 Segregated funds net assets

As at	March 31, 2017	December 31, 2016
Investments at market value
Cash and short-term securities	$3,307	$4,524
Debt securities	15,478	15,651
Equities	12,681	12,458
Mutual funds	288,080	278,966
Other investments	4,547	4,552
Accrued investment income	209	201
Other assets and liabilities, net	(640)	(644)
Total segregated funds net assets	$323,662	$315,708
Composition of segregated funds net assets
Held by policyholders	$323,118	$315,177
Held by the Company	544	531
Total segregated funds net assets	$323,662	$315,708

Changes in segregated funds net assets

For the three months ended March 31,	2017	2016
Net policyholder cash flow
Deposits from policyholders	$9,632	$8,693
Net transfers to general fund	(241)	(21)
Payments to policyholders	(11,832)	(9,233)
	(2,441)	(561)
Investment related
Interest and dividends	939	863
Net realized and unrealized investment gains (losses)	11,858	(690)
	12,797	173
Other
Management and administration fees	(1,239)	(1,234)
Impact of changes in foreign exchange rates	(1,163)	(12,950)
	(2,402)	(14,184)
Net additions (deductions)	7,954	(14,572)
Segregated funds net assets, beginning of period	315,708	313,747
Segregated funds net assets, end of period	$323,662	$299,175

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to guarantees associated with certain variable life and annuity products. Accordingly, the Company's exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantee liabilities are recorded within the Company's insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The "Risk Management and Risk Factors" section of the Company's first quarter 2017 MD&A provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation - First Quarter 2017

Note 14	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the "Commission"). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC's guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA.  For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company's 2016 Annual Consolidated Financial Statements.
Condensed Consolidated Statement of Financial Position

As at March 31, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$85	$108,296	$220,275	$(419)	$328,237
Investments in unconsolidated subsidiaries	50,295	6,772	17,809	(74,876)	-
Reinsurance assets	-	49,163	9,731	(26,110)	32,784
Other assets	343	24,224	42,080	(22,439)	44,208
Segregated funds net assets	-	179,483	145,647	(2,012)	323,118
Total assets	$50,723	$367,938	$435,542	$(125,856)	$728,347
Liabilities and equity
Insurance contract liabilities	$-	$144,962	$180,830	$(26,976)	$298,816
Investment contract liabilities	-	1,230	2,022	(3)	3,249
Other liabilities	702	23,835	43,005	(22,149)	45,393
Long-term debt	5,653	-	8	-	5,661
Capital instruments	1,467	622	6,223	(133)	8,179
Segregated funds net liabilities	-	179,483	145,647	(2,012)	323,118
Shareholders' equity	42,901	17,806	56,777	(74,583)	42,901
Participating policyholders' equity	-	-	235	-	235
Non-controlling interests	-	-	795	-	795
Total liabilities and equity	$50,723	$367,938	$435,542	$(125,856)	$728,347

Manulife Financial Corporation - First Quarter 2017

Condensed Consolidated Statement of Financial Position

As at December 31, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$161	$109,063	$213,043	$(398)	$321,869
Investments in unconsolidated subsidiaries	47,758	6,457	17,504	(71,719)	-
Reinsurance assets	-	51,537	10,069	(26,654)	34,952
Other assets	315	28,718	41,723	(22,073)	48,683
Segregated funds net assets	-	174,917	142,400	(2,140)	315,177
Total assets	$48,234	$370,692	$424,739	$(122,984)	$720,681
Liabilities and equity
Insurance contract liabilities	$-	$147,504	$177,524	$(27,523)	$297,505
Investment contract liabilities	-	1,251	2,027	(3)	3,275
Other liabilities	252	28,892	41,653	(21,772)	49,025
Long-term debt	5,689	-	7	-	5,696
Capital instruments	461	627	6,226	(134)	7,180
Segregated funds net liabilities	-	174,917	142,400	(2,140)	315,177
Shareholders' equity	41,832	17,501	53,912	(71,413)	41,832
Participating policyholders' equity	-	-	248	-	248
Non-controlling interests	-	-	742	1	743
Total liabilities and equity	$48,234	$370,692	$424,739	$(122,984)	$720,681
Condensed Consolidated Statement of Income

For the three months ended
March 31, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,295	$5,755	$-	$7,050
Net investment income (loss)	12	1,133	2,868	(106)	3,907
Net other revenue	1	646	2,145	(199)	2,593
Total revenue	13	3,074	10,768	(305)	13,550
Contract benefits and expenses
Net benefits and claims	-	2,261	5,271	214	7,746
Commissions, investment and general expenses	1	792	3,355	(426)	3,722
Other expenses	87	39	312	(93)	345
Total contract benefits and expenses	88	3,092	8,938	(305)	11,813
Income (loss) before income taxes	(75)	(18)	1,830	-	1,737
Income tax (expense) recovery	20	58	(424)	-	(346)
Income (loss) after income taxes	(55)	40	1,406	-	1,391
Equity in net income (loss) of unconsolidated subsidiaries	1,405	315	355	(2,075)	-
Net income (loss)	$1,350	$355	$1,761	$(2,075)	$1,391
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$54	$-	$54
Participating policyholders	-	(14)	(13)	14	(13)
Shareholders	1,350	369	1,720	(2,089)	1,350
	$1,350	$355	$1,761	$(2,075)	$1,391

Manulife Financial Corporation - First Quarter 2017

Condensed Consolidated Statement of Income

For the three months ended
March 31, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated\ MFC
Revenue
Net premium income	$-	$838	$5,890	$-	$6,728
Net investment income (loss)	-	6,067	6,232	(137)	12,162
Net other revenue	42	938	4,907	(3,058)	2,829
Total revenue	42	7,843	17,029	(3,195)	21,719
Contract benefits and expenses
Net benefits and claims	-	7,269	12,012	(2,609)	16,672
Commissions, investment and general expenses	-	783	3,082	(462)	3,403
Other expenses	38	67	310	(124)	291
Total contract benefits and expenses	38	8,119	15,404	(3,195)	20,366
Income (loss) before income taxes	4	(276)	1,625	-	1,353
Income tax (expense) recovery	93	94	(485)	-	(298)
Income (loss) after income taxes	97	(182)	1,140	-	1,055
Equity in net income (loss) of unconsolidated subsidiaries	948	125	(57)	(1,016)	-
Net income (loss)	$1,045	$(57)	$1,083	$(1,016)	$1,055
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$26	$-	$26
Participating policyholders	-	(19)	(16)	19	(16)
Shareholders	1,045	(38)	1,073	(1,035)	1,045
	$1,045	$(57)	$1,083	$(1,016)	$1,055

Manulife Financial Corporation - First Quarter 2017

Consolidated Statement of Cash Flows

For the three months ended March 31, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,350	$355	$1,761	$(2,075)	$1,391
Adjustments for non-cash items in net income (loss)
Equity in net income of unconsolidated subsidiaries	(1,405)	(315)	(355)	2,075	-
Increase (decrease) in insurance contract liabilities	-	(955)	2,406	-	1,451
Increase (decrease) in investment contract liabilities	-	15	39	-	54
(Increase) decrease in reinsurance assets	-	1,876	(86)	-	1,790
Amortization of (premium) discount on invested assets	-	1	34	-	35
Other amortization	1	30	100	-	131
Net realized and unrealized (gains) losses and impairment on assets	(11)	181	(1,398)	-	(1,228)
Deferred income tax expense (recovery)	(17)	(98)	704	-	589
Stock option expense	-	-	8	-	8
Cash provided by (used in) operating activities before undernoted items	(82)	1,090	3,213	-	4,221
Dividends from unconsolidated subsidiary	-	3	-	(3)	-
Changes in policy related and operating receivables and payables	(73)	(1,176)	213	-	(1,036)
Cash provided by (used in) operating activities	(155)	(83)	3,426	(3)	3,185
Investing activities
Purchases and mortgage advances	-	(7,634)	(13,732)	-	(21,366)
Disposals and repayments	-	7,593	10,153	-	17,746
Changes in investment broker net receivables and payables	-	29	105	-	134
Investment in common shares of subsidiaries	(985)	-	-	985	-
Capital contribution to unconsolidated subsidiaries	-	(58)	-	58	-
Return of capital from unconsolidated subsidiaries	-	4	-	(4)	-
Notes receivable from parent	-	-	(591)	591	-
Notes receivable from subsidiaries	(103)	(33)	-	136	-
Cash provided by (used in) investing activities	(1,088)	(99)	(4,065)	1,766	(3,486)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	153	-	153
Issue of capital instruments, net	994	-	-	-	994
Secured borrowings from securitization transactions	-	-	191	-	191
Changes in deposits from Bank clients, net	-	-	378	-	378
Shareholders' dividends paid in cash	(444)	-	-	-	(444)
Dividends paid to parent	-	-	(3)	3	-
Contributions from (distributions to) non-controlling interests, net	-	-	(2)	-	(2)
Common shares issued, net	26	-	985	(985)	26
Capital contributions by parent	-	-	58	(58)	-
Return of capital to parent	-	-	(4)	4	-
Notes payable to parent	-	-	136	(136)	-
Notes payable to subsidiaries	591	-	-	(591)	-
Cash provided by (used in) financing activities	1,167	-	1,892	(1,763)	1,296
Cash and short-term securities
Increase (decrease) during the period	(76)	(182)	1,253	-	995
Effect of foreign exchange rate changes on cash and short-term securities	-	(32)	7	-	(25)
Balance, beginning of period	161	3,787	10,290	-	14,238
Balance, end of period	85	3,573	11,550	-	15,208
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	161	4,317	10,673	-	15,151
Net payments in transit, included in other liabilities	-	(530)	(383)	-	(913)
Net cash and short-term securities, beginning of period	161	3,787	10,290	-	14,238
End of period
Gross cash and short-term securities	85	4,038	11,888	-	16,011
Net payments in transit, included in other liabilities	-	(465)	(338)	-	(803)
Net cash and short-term securities, end of period	$85	$3,573	$11,550	$-	$15,208
Supplemental disclosures on cash flow information:
Interest received	$31	$1,131	$1,453	$(77)	$2,538
Interest paid	103	8	209	(97)	223
Income taxes paid	49	-	94	-	143

Manulife Financial Corporation - First Quarter 2017

Consolidated Statement of Cash Flows

For the three months ended March 31, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,045	$(57)	$1,083	$(1,016)	$1,055
Adjustments for non-cash items in net income (loss)
Equity in net income of unconsolidated subsidiaries	(948)	(125)	57	1,016	-
Increase (decrease) in insurance contract liabilities	-	5,775	6,383	-	12,158
Increase (decrease) in investment contract liabilities	-	15	(72)	-	(57)
(Increase) decrease in reinsurance assets	-	(2,097)	2,226	-	129
Amortization of (premium) discount on invested assets	-	(2)	23	-	21
Other amortization	-	35	102	-	137
Net realized and unrealized (gains) losses and impairment on assets	-	(4,668)	(5,246)	-	(9,914)
Deferred income tax expense (recovery)	(8)	295	123	-	410
Stock option expense	-	2	8	-	10
Cash provided by (used in) operating activities before undernoted items	89	(827)	4,687	-	3,949
Dividends from unconsolidated subsidiary	-	39	-	(39)	-
Changes in policy related and operating receivables and payables	10	593	(1,824)	-	(1,221)
Cash provided by (used in) operating activities	99	(195)	2,863	(39)	2,728
Investing activities
Purchases and mortgage advances	(20)	(6,715)	(16,841)	-	(23,576)
Disposals and repayments	-	6,083	12,085	-	18,168
Changes in investment broker net receivables and payables	-	10	150	-	160
Investment in common shares of subsidiaries	(2,740)	-	-	2,740	-
Net cash decrease from purchase of subsidiaries and businesses	-	-	(11)	-	(11)
Capital contribution to unconsolidated subsidiaries	-	(102)	-	102	-
Notes receivable from parent	-	-	(568)	568	-
Notes receivable from subsidiaries	(156)	-	-	156	-
Cash provided by (used in) investing activities	(2,916)	(724)	(5,185)	3,566	(5,259)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	820	-	820
Issue of long-term debt, net	2,246	-	-	-	2,246
Redemption of long-term debt	-	-	(8)	-	(8)
Funds borrowed (repaid), net	-	-	(2)	-	(2)
Secured borrowings from securitization transactions	-	-	149	-	149
Changes in deposits from Bank clients, net	-	-	75	-	75
Shareholders' dividends paid in cash	(394)	-	-	-	(394)
Dividends paid to parent	-	-	(39)	39	-
Contributions from (distributions to) non-controlling interests, net	-	-	13	-	13
Common shares issued, net	5	-	2,740	(2,740)	5
Preferred shares issued, net	417	-	-	-	417
Capital contributions by parent	-	-	102	(102)	-
Notes payable to parent	-	-	156	(156)	-
Notes payable to subsidiaries	568	-	-	(568)	-
Cash provided by (used in) financing activities	2,842	-	4,006	(3,527)	3,321
Cash and short-term securities
Increase (decrease) during the period	25	(919)	1,684	-	790
Effect of foreign exchange rate changes on cash and short-term securities	(2)	(278)	(357)	-	(637)
Balance, beginning of period	122	4,444	12,436	-	17,002
Balance, end of period	145	3,247	13,763	-	17,155
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	122	4,938	12,825	-	17,885
Net payments in transit, included in other liabilities	-	(494)	(389)	-	(883)
Net cash and short-term securities, beginning of period	122	4,444	12,436	-	17,002
End of period
Gross cash and short-term securities	145	3,651	14,068	-	17,864
Net payments in transit, included in other liabilities	-	(404)	(305)	-	(709)
Net cash and short-term securities, end of period	$145	$3,247	$13,763	$-	$17,155
Supplemental disclosures on cash flow information:
Interest received	$3	$1,215	$1,471	$(6)	$2,683
Interest paid	22	68	81	(6)	165
Income taxes paid	20	-	114	-	134

Note 15	Comparatives
Certain comparative amounts have been reclassified to conform to the current period's presentation.

Manulife Financial Corporation - First Quarter 2017

SHAREHOLDER INFORMATION

 MANULIFE
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone: 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-6285
 E-mail: investor_relations@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS

 Canada
 CST Trust Company
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@canstockta.com
 Online: www.canstockta.com
 CST Trust Company offices are also located
 in Toronto, Vancouver and Calgary.

 United States
 Computershare Inc.
 P.O. Box 505000
 Louisville, KY  40233
 Overnight correspondence should be sent to:
 Computershare
 462 South 4th Street, Suite 1600
 Louisville, KY  40202
 Toll Free: 1 800 249-7702
 Collect: 201 680-6578
 E-mail: web.queries@computershare.com
 Online: www.computershare.com/investor

 Hong Kong
 Computershare Hong Kong Investor
 Services Limited
 17M Floor, Hopewell Centre
 183 Queen’s Road East
 Wan Chai, Hong Kong
 Telephone: 852 2862–8555
 E-mail: hkinfo@computershare.com.hk
 Online: www.computershare.com/investor

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Philippines
 Telephone: 632 318-8567
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are available
 online at www.manulife.com

• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholders Reports
• Public Accountability Statement
• Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2017, Manulife had total capital of C$52.3 billion, including C$42.9 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Rating Agency Standard & Poor’s	Rating AA-	Rank (4th of 21 ratings)
Moody’s Investors Services	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 19 ratings)
DBRS	AA (low)	(4th of 22 ratings)
A.M. Best Company	A+ (Superior)	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at March 31, 2017, there were 1,977 million common shares outstanding.
January 1 – March 31, 2017	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 25.57	$ 19.52	$ 150.10	P 865
Low	$ 22.39	$ 16.72	$ 133.40	P 770
Close	$ 23.59	$ 17.74	$ 137.50	P 780
Average Daily Volume (000)	4,902	2,613	48	0.19

Manulife Financial Corporation – First Quarter 2017

Consent to receive documents electronically

Electronic documents available from Manulife

Manulife is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife documents available electronically are:
· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholder Reports
· Public Accountability Statement
· Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our Web site at www.manulife.com

.
……………………………………………………….………….………………….………Detach here ..…………………………..……………………………………………………

To receive documents electronically when they are available through
Manulife’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife documents listed in the
manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife’s
Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.

The information provided is confidential and will not be used for any purpose other than that described.

Please Print:

_________________________________________________________
Shareholder Name

_________________________________________________________
Contact Phone Number

_________________________________________________________
Shareholder email Address

_________________________________________________________
Shareholder Signature

_________________________________________________________
Date

Manulife Financial Corporation – First Quarter 2017